CYBIRD
Nishi-Azabu 28 Mori-Bldg. 10F, 4-16-13,
Nishi-Azabu, Minato-ku, Tokyo, Japan 106-0031
TEL:03-5464-6464 FAX:03-5464-6466
http://www.cybird.co.jp

May 29, 2002

File No. 82-5139

Attn: Ms. Amy Kate O'Brien
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Cybird Co., Ltd.
Rule 12g3-2(b) Exemption Application Supplement

Ladies and Gentlemen:

In order for us to comply with the requirements of Rule 12g3-2(b), we, Cybird Co., Ltd., (the "Company"), enclose herewith Exhibits 1 and 2 listed in the annexed sheet, which are an English version, English translation, adequate summary and/or brief description of the documents which were published by the Company and prepared for submission subsequent to February 22, 2002, the date of our most recent submission pursuant to Rule 12g3-2(b), required to be furnished to the Securities and Exchange Commission (the "SEC") under Rule 12g3-2(b).

We will continue to submit to you an English version, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

dlw 6/19

(TK) 06304/002/MEMO2002/0529.12g32b.application.wpd

株式会社 サイバード
〒106-0031 東京都港区西麻布4-16-13 西麻布28森ビル10F
TEL:03-5464-6464 FAX:03-5464-6466

CYBIRD
Nishi-Azabu 28 Mori-Bldg. 10F, 4-16-13,
Nishi-Azabu, Minato-ku, Tokyo, Japan 106-0031
TEL:03-5464-6464 FAX:03-5464-6466
http://www.cybird.co.jp

In the event of any questions or requests for additional information, please do not hesitate to contact our United States counsel, Theodore A. Paradise of Davis, Polk & Wardwell, Akasaka Twin Tower East 11F, 17-22, Akasaka 2-chome, Minato-ku, Tokyo 107-0052, Japan, telephone (011) 813-5561-4430, facsimile (011) 813-5561-4425.

Very truly yours,

CYBIRD CO., LTD.

By [signature]
Name: Tomosada Yoshikawa
Title: Senior Vice President

(TK) 06304/002/MEMO2002/0529.12g32b.application.wpd

C BIRD
Nishi-Azabu 28 Mori-Bldg. 10F, 4-16-13,
Nishi-Azabu, Minato-ku, Tokyo, Japan 106-0031
TEL:03-5464-6464 FAX:03-5464-6466
http://www.cybird.co.jp

Annex

An English Version, English Translation, Adequate Summary and/or Brief Description of Documents Published by Us and Prepared for Submission Subsequent to Our Most Recent Submission Pursuant to Rule 12g3-2(b) Required to Be Furnished to the SEC under Rule 12g3-2(b)

Exhibit #	Date	Description	Information provided to
Exhibit 1	February 24, 2002	Result of Operation, Fiscal Year ended March 31, 2002 & Fourth-Quarter, Fiscal Year Ended March 31, 2002 (Consolidated)	JSDA
Exhibit 2	May 24, 2002	News Release	JSDA

(TK) 06304/002/MEMO2002/0529.12g32b.application.wpd

株式会社 サイバード
〒106-0031 東京都港区西麻布4-16-13 西麻布28森ビル10F
TEL:03-5464-6464 FAX:03-5464-6466

<Translation>

Results of Operation, Fiscal Year ended March 31, 2002 (Consolidated)

May 24, 2002

Cybird Co., Ltd.
(Security Code: 4823, JASDAQ)
4-3-20, Torano-mon, Minato-ku, Tokyo

Contacts: Tomosada Yoshikawa
Senior Vice President
Hiroshi Shigematsu
Investor Relations
81-3-3431-0111

Date of Approval of Earnings Results by Board of Directors: May 24, 2002

1. Consolidated Results of Operation, Fiscal Year ended March, 2002

(1) Results of Operation (Unit: million yen, round down to decimal.)

	Net Sales	Operating Income (Loss)	Ordinary Income (Loss)
	(%)	(%)	(%)
Year ended March 31,2002	6,944 (139.5)	509 (−)	438 (−)
Year ended March 31,2001	2,900 (588.7)	(1,219) (−)	(1,379) (−)

	Net Income (Loss)	Net Income (Loss) per Share	Net Income per Share (Fully Diluted)	ROE (Ratio of Net Income to Shareholders' Equity)	ROA (Ratio of Recurring Profit to Total Assets)	Recurring Profit Margin (Ratio of Recurring Profit to Net Sales)
———	(%)	Yen	Yen	%	%	%
Year ended March 31,2002	457 (−)	14,920.66	14,571.71	12.9	9.6	6.3
Year ended March 31,2001	(1,379) (−)	(98,803.16)		(49.9)	(42.5)	(47.6)

Note 1. Equity in Losses of Associated Companies — FY ended March 31, 2002: 62 million yen; FY ended March 31, 2001: Not Applicable
2. Average Number of Shares Issued — FY ended March 31, 2002: 30,680 shares; FY ended March 31, 2001: 13,965 shares
3. On June 20, 2000 and August 24, 2001, the Company conducted a stock split. The average number of shares issued is calculated assuming the stock split was made at the beginning of the FY.
4. Change of Accounting Method — Not Applicable
5. "%" shows increase / decrease of each item compared with previous fiscal year.

(2) Financial Conditions (Unit: million yen, round down to decimal.)

	Total Assets	Shareholder's Equity	Equity Ratio	Shareholder's Equity per Share
			%	Yen
Year ended March 31,2002	5,154	3,781	73.3	123,190.00
Year ended March 31,2001	3,999	3,322	83.1	216,607.86

Note Number of Shares Issued as of the End of Fiscal Year — FY ended March 31, 2002: 30,698 shares; FY ended March 31, 2001: 15,340 Shares

(3) Cash Flow Conditions (Unit: million yen, round down to decimal.)

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents, end of Fiscal Year
Year ended March 31,2002	652	(498)	348	2,062
Year ended March 31,2001	(1,898)	(914)	2,269	1,560

(4) Basis of Consolidation / Equity Method
Number of consolidated companies 2 (two)
Number of companies to which equity method is applied. 1 (one)

(5) Change in the Scope of Consolidation
Number of consolidated companies Added: 1 (one), Excluded: Nil
Number of companies, to which equity method is applied. Added: 1 (one), Excluded: Nil

CYBIRD®

URL : http://www.cybird.co.jp/profile/ir/index.html

Results of Operation (Consolidated) Fiscal Year Ended March 31, 2002 & Fourth-Quarter, Fiscal Year Ended March 31, 2002

Index

Information

Statements in the documents herein with respect to CYBIRD's plans, strategies, and beliefs, as well as other statements that are not historical facts are forward-looking statements involving risks and uncertainties. The important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in CYBIRD's markets, which are primarily Japan, North America, Asia and Europe; demand for, and competitive pricing pressure on, CYBIRD's products and services in the marketplace; CYBIRD's ability to continue to win acceptance for its products and services in these highly competitive markets; and movements of currency exchange rates.

1. Business Overview

Our Consolidated Group is comprised of CYBIRD Co., Ltd., two consolidated subsidiaries (K Laboratory Co., Ltd. and DMOVE Co., Ltd.) and an affiliate (Cybird Korea), which is accounted for by the equity method. Our main business fields are (1) Mobile Content, (2) Marketing Solution Business, (3) Technology-Related Business and (4) International Business.

(1) Mobile Content Business

We develop and provide pay mobile Internet content services, which are accessible via Internet enabled mobile phones (incl. PHS), for four Japanese wireless network operators' official portal sites.

(2) Marketing Solution Business

We undertake, or work on, in partnership with clients, planning, consulting, development and operation of clients' mobile Internet sites. We receive planning, consulting, development and operation fees, and occasionally a share of revenue. We also sell package solution services that anticipate each client's needs.

Based on organizational changes effective April 1, the Mobile Business Solution Division was split into the "Marketing Solution Division" and the "EC Department". The former concentrates on "marketing support business using the mobile phone", and the latter on "E commerce business using the mobile phone as a portal".

(3) Technology-Related Business (K Laboratory Co., Ltd.)

K Laboratory Co., Ltd., CYBIRD's subsidiary, handles research, development of client-side software platforms for mobile phones. It develops and licenses application software for Java™ and BREW™, embedded native applications, middleware, library and platform technologies.

(4) International Business

Our business domains in this business are the Mobile Content, Marketing Solution and Technology-Related businesses. Considering the business environment and risks in each country, we are focusing on providing workshop, consulting , solution and content services to the mobile network operators as our main revenue source for the time being.

Cybird Group Business Chart


[Contents Business]
[Marketing Solution / Commerce]
Consumers
Subscription Fee
Chargeable Information Service
Free Information Service
Merchandise / Service
Payment
Application License, Development & Consulting
Payment
K Laboratory Co., Ltd.
Subsidiary
Wireless Network Operators
Client Companies
Subscription Fee After Deduction of Collection Fee
Chargeable Information Service
Free Information Service
Consulting, Development & Operation Fee
Marketing Solution etc.
Selling Commission
Motion picture production
Payment
DMOVE Co., Ltd.
Subsidiary
Application Development
Payment
Motion picture production
Payment
CYBIRD Co., Ltd.
Information Providing Fee
Content Information
Application Development
Development Fee
Information Providers
CYBIRD Korea
Affiliate (Equity Method Applied)
Information / Service / Merchandise
Payment / Fee

CYBIRD's Consolidated Companies (as of March 31, 2002)

Company	Location	Foundation	Principal Business	Paid-in Capital	Shares Issued	CYBIRD's Stake	
						Shares	%
K Laboratory Co., Ltd.	Minato-ku, Tokyo	August, 2000	Information Technology	¥308 mil.	6,170	4,567	74.02
Cybird Korea Co., Ltd.	Seoul, Korea	August, 2000	Information Technology	1300 mil. won	260,000	70,000	26.92
DMOVE Co. Ltd.	Shinagawa, Tokyo	February, 2002	Information Technology	¥20 mil	400	210	52.50

2. Business Policies

1. **Business Principles / Missions**

We will pursue maximization of shareholders' income. And we commit ourselves to "the creation of new values in society by serving through mobile Internet". Our mission is to contribute, as the "Best Partner for the Mobile Internet", to making people's lives fuller and more convenient.

Our business is driven by the four key policies shown below.

(1) Selectivity and Focus on Strategic Business Fields

We will select our business domain and reinforce our core business. We will increase our investment and human resource on promising businesses that are expected to be core businesses in future.

(2) Adaptation to the Business Environment

To maintain a dominant position in the moving-fast business environment, we will strive for quick execution, using information intelligence, such as an early R&D and forming technical alliances before the launch of new handsets and technologies.

(3) Emphasis on Profitability, Sustainability and Expandability

In addition to our emphasis on quick business execution, we will attach great importance to profitability, sustainability and expandability in our investment and business decisions.

(4) Synergy Effect with Subsidiary and Affiliate

K Laboratory Co., Ltd. focuses on research, development of software platform for mobile phone. We are planning to introduce K Laboratory's platform technologies to our content services. We are also planning to expand our Content Business and Marketing Solution Business by combining our server-side system development and whole service design and K Laboratory's client (handset)-side application development.

In the overseas market, Cybird Korea is starting to contribute to our group by developing software, thanks to its competitive labor costs, besides helping our business in Korea.

In February, 2002, we established a joint venture company, DMOVE Co., Ltd., with IMAGICA Corp., a major movie film laboratory in Japan, to make an early start in the digital content business, such as motion picture content, for third generation mobile phones.

2. **Dividend Policy**

Returning incomes to our shareholders is our top priority, and dividends are to be determined after consideration of business performance, investment outlook, equity ratio, cash flow, and other factors.

Since we have not yet cleared our accumulated deficit, we have not paid any cash dividends. We do not intend to pay any cash dividends in the foreseeable future, giving priority to funding business expansion.

3. **Stock Unit Adjustment Policy**

In deciding whether to do a Stock Split, we are considering stock prices, supply and demand condition etc. We do not consider changing the size of the investment unit to be an issue with regard to our stock.

4. **Midterm Business Strategy**

(1) Mobile Content Business Strategy

We will continue to launch new content services or to upgrade the existing content services, which enable us to be profitable, by adapting ourselves to the fast-moving business environment, such as the slow-down of mobile phone shipments and the evolution of the mobile phone platform, based on careful risk-return analysis.

(2) Marketing Solution / e-Commerce Business Strategy

We will expand our dominant field by providing a marketing solution service to enterprises that makes use of the features of the mobile Internet. Besides solutions that consist of consulting, planning, developing and operation, we also emphasize the sales of package solutions, or e-commerce business which links with other media.

(3) Technical Strategy

Our research and development is carried out at our Strategic Technology Planning Department, Technology Department and K Laboratory Co., Ltd., the subsidiary.

The Strategic Technology Planning Department researches technologies that are to be introduced, including such basic technologies as Bluetooth™ and such network technologies as Ipv6, and works together with K Laboratory on architectures and platforms such as BREW™.

K Laboratory focuses on research, development and licensing of software platforms that are customized for mobile phones, so as to develop richer and more convenient applications for mobile phone. It aims at being the de facto standard of software platforms for mobile phone by concentrating solely on mobile phone technologies, not by downsizing PC software.

Java™-enabled mobile phones are rapidly getting popular in Japan, as the NTT DoCoMo, J-PHONE and KDDI have launched services. As the Java™ content service market grows, it should boost business opportunities for K Laboratory.

In another platform business, K Laboratory was authorized as a partner by QUALCOMM Inc., a partnership that is expected to expand business opportunities along with the market penetration of BREW™ -enabled mobile phones.

In the overseas market, Java™ -enabled or BREW™-enabled mobile phones are expected to be popular. Utilizing its accumulated knowledge in domestic market, K Laboratory Co., Ltd. will stay ahead of competitors in the overseas market by forming alliances with major manufacturers, wireless network operators and software houses abroad.

(4) International Business Strategy

International Business Department ensures the correct timing for market entrance. We are making the best use of our domestic experience and knowledge in the overseas market.

With consideration of each market's unique situation, we will expand the revenue through providing workshop, consultation, solution and content services toward wireless network operators in the prospective overseas markets.

We will reinforce the software development function of Cybird Korea Co., Ltd., by making the best use of its cost competitiveness in software development. We expect that Cybird Korea will contribute not only to our overseas expansion but also to our competitiveness in the domestic software development market.

5. Business Administration Measures

(1) Governance System

To encourage proper business administration, the "Internal Auditing Department" gives advice to the Board by auditing and studying the propriety and efficiency of the execution of each business unit.

(2) Human Resource Management

① Personnel Evaluation

We restructured our organization based on changes announced in April 2002. We have embodied our human resource strategy, which links to business strategy and plan, by defining necessary human resources and establishing a human resource vision. We introduced a variable bonus system, which reflects employees' results, and replaced our "Half Year Salary Contract System" with a one-year assessment system to motivate personnel who are expected to contribute to long-term growth.

② Career Employment / System

Along with a revision of our HR evaluation system, we set up a HR management system that offers individual employees various career paths and opportunities.

We hire highly qualified personnel who are not only to contribute to the company immediately, but also to guarantee mid and long-term business growth. We will continue to hire such personnel to reinforce our organization.

③ Stock Options, Stock Owners Plan

We introduced a Stock Option Plan and a Stock Owners Plan to motivate directors and employees. We have granted three rounds of stock options.

(3) Financial Strategy

We place great stress on consolidated income and cash flow. Our financial strategy is focused on the maximization of shareholders' value. Looking at details, our midterm target is an ROE of 10%, after paying back the deficit, on a consolidated basis. To achieve that goal, we will optimize the distribution of resources to high-income businesses and projects, optimize our business portfolio, and reexamine costs and expenses.

(4) Investor Relations / Public Relations Strategy

We formed the "IR Committee", which consist of personnel from related departments under CEO's control to speed up information sharing and decision-making. We also maintain IR pages on our web site and are speeding up and enriching the disclosure of material information by monthly and quarterly release through JASDAQ. Fair Disclosure is one of the top priorities of our IR activities.

In our public relations and publicity activities, we increase the publicity of our contents / services and our name recognition, participate in promotion events in collaboration with wireless network operators and various media and lecture meetings, and place advertisements in IT magazines, to optimize the media mixture and to maintain a high frequency of exposure.

(5) Crisis Management Committee

Since last October, we have been determining the risks that we face, counter actions, and possible organizational structures in preparation for establishing a "Crisis Management Committee". The CEO will head the committee, which will take preventative actions against foreseen risks and minimize damage from unexpected events by taking prompt counter actions.

(6) Others

We are voluntarily implementing environmental preservation measures. We use recycled paper for business cards and recycle waste paper. This quarter, our achievement in reduction of emission CO_2 was 113.708kg, or equivalent to saving 11 trees. We also shortened the operating time of the office air conditioners to reduce electricity costs. During the quarter, we cut our use of air conditioners by 272 hours and saved 1.0 million yen / month, compared to the same quarter last year.

6. Major Issues

Having grown rapidly in the emerging mobile Internet industry, we are stressing the following major issues to achieve further growth.

1. Selectivity and Focus on Business Portfolio through analysis, evaluation and reexamination
   - Selection and Reinforcement of the service portfolio, including M & A.
   - Development of high-income content services by utilizing marketing data
   - Reinforcement of sales force to sell customer need-oriented services, such as 'Sugu Mail™'
   - Development of application software that is not industry specific.
2. Reinforcement of administration and human resource system to run a strategic organization
   - Implementation of new HR assessment system and career system.
   - Strategic recruitment and posting of personnel
3. Internal control system to analyze the business and make decisions based on financial indicators
4. Investment in R&D and new business for future growth
   - Technology-related (K Laboratory Co., Ltd.) and international businesses to improve their profitabilities
5. Reinforcement of control over a subsidiary and an affiliate
   - Competitive operation by maximizing synergy-effect with K Laboratory Co., Ltd.
6. Reinforcement of risk management
7. Reinforcement of governance system

7. Key Business Indicator (ROE and EVA®)

We will stress ROE, as a key business indicator. Furthermore, we consider the long-term growth of the Economic Value Added (EVA®) as an important business indicator. We assume that our use of these indicators will eventually contribute to the interests of shareholders.

3. Financial Condition and Results of Operations

1. **Business Review**

Summary

<Annual Results>

	Sales (mil. yen)	Ordinary Income (mil. yen)	Net Income (mil. yen)	Earnings per Share (yen)	ROE	ROE (accumulated loss considered)	EBITDA (mil. yen)
FY ended March 31, 2001	2,900	(1,379)	(1,379)	(98,803)	—	—	(1,008)
FY ended March 31, 2002	6,944	438	457	14,920	12.9%	9.4%	874
Difference (%, points)	139.5%	—	—	—	—	—	—

<Quarterly Results>

	Sales (mil. yen)	Ordinary Income (mil. yen)	Net Income (mil. yen)	Earnings per Share (yen)	ROE (adjusted annual)	ROE (accumulated loss considered)	EBITDA (mil. yen)
3rd Quarter, FY ended March 31, 2002	1,809	42	52	1,720	5.9%	4.3%	142
4th Quarter, FY ended March 31, 2002	2,083	274	185	6,047	20.1%	15.2%	388
Difference (%, points)	15.1%	544.8%	251.5%	251.5%	14.2 points	10.9 points	172.1%

Business Environment of Mobile Internet Market

<Domestic Market>

Number of Domestic Mobile Phone Subscription (Survey by the Telecommunications Carriers Association)

	Mobile Phone & PHS Users' Account	(PHS Users Only)	Population Penetration Rate (In-house Calculation)
March, 2001	66.78 million	(5.84 million)	52.6%
June, 2001	69.16 million	(5.77 million)	—
September, 2001	71.05 million	(5.69 million)	—
December, 2001	72.79 million	(5.69 million)	—
March, 2002	74.81 million	(5.69 million)	58.8%

Number of Internet-Enabled Mobile Phone Subscription (Survey by the Telecommunications Carriers Association)

	Mobile Phone & PHS Users' Account	(PHS Users Only)	Mobile Phone Subscribers Penetration Rate (exl. PHS)
March, 2001	37.02 million	(2.46 million)	56.7%
June, 2001	42.80 million	(2.43 million)	63.7%
September, 2001	47.35 million	(2.42 million)	68.8%
December, 2001	50.93 million	(2.44 million)	72.3%
March, 2002	54.34 million	(2.42 million)	75.1%

Nomura Securities estimated, in March 2002, that the number of domestic mobile phone users will reach 89 million people in March 2006, and the ratio of Internet accessing users will reach 89% out of all mobile phone users.

<Overseas Market>

The number of mobile phone users amounted to 955 million people at the end of 2001, and is forecast to reach 1,604 million people by the end of 2005, according to Nomura Securities's survey in March 2002.

<New Platform>

According to NTT DoCoMo, as of May 12, 2002, the number of Java™ -enabled mobile phones sold by the company rose to 13.20 million, accounting for 40.2% of 32.75 million i-mode handsets.

J-PHONE started Java™ -enabled content services on June 22, 2001, and KDDI launched a similar "ezplus" service on July 4, 2001. Accordingly, this type of handset is expected to become the standard. Furthermore, KDDI launched, in April 2002, a mobile phone which is designed for BREW™, QUALCOMM Inc.'s advanced wireless platform for developing applications that support wireless devices.

The accessible area of NTT DoCoMo's third generation mobile phone FOMA, which was launched in October 2001, is expanding.

Business Review by Business Segment

<Mobile Content Business>

<Annual Results>

	Sales (mil. yen)	% against Consolidated Sales (%)	No. of Services	No. of New Services	No. of Services Abolished	No. of Subscribers (thousand people)
FY ended March 31, 2001	2,322	80.1%	65	31	6	2,055
FY ended March 31, 2002	5,909	85.1%	73	16	8	3,263
Difference	154.5%	5.0 points	8	—	—	58.8%

<Quarterly Results>

	Sales (mil. yen)	% against Consolidated Sales (%)	No. of Services	No. of New Services	No. of Services Abolished	No. of Subscribers (thousand people)
3rd Quarter, FY ended March 31, 2002	1,565	86.5%	71	8	0	3,100
4th Quarter, FY ended March 31, 2002	1,663	79.9%	73	2	0	3,263
Difference	6.3%	(6.6 points)	2	—	—	5.3%

<Number of "official" services>

Java™-Enabled Content Services			Motion Picture Services	
i appli (NTT DoCoMo)	ezplus (KDDI)	J-Phone Java™ Applet (J-Phone)	i-motion (NTT DoCoMo)	ezmovie (KDDI)
13	5	1	1	2

＊These figures show the number of content services that CYBIRD itself provides as "Information Provider".
(Please refer to "CYBIRD's IP Content List", attached at the end of this document.)

We are planning to launch one to two content services a month in the FY ended March 31, 2003.

<Number of Domestic Content Services>


80
70
60
50
40
30
20
10
0
63
65
66
71
72
72
73
14
13
23
14
15
23
14
15
23
14
18
24
14
18
24
14
18
24
14
18
25
DDI Pocket
KDDI
J-PHONE
NTT DoCoMo
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
NTT DoCoMo
J-PHONE
KDDI
DDI Pocket

< Number of Domestic Content Service Subscribers>


3,400,000
3,300,000
3,200,000
3,100,000
3,000,000
2,900,000
2,800,000
before adjustment
2,913,405
2,973,456
3,037,343
3,100,155
3,166,376
3,204,679
3,263,517
3,322,584
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Apr-02

<Sales Composition by Operators>

FY Mar. 2001


DDIP
7%
KDDI
17%
DoCoMo
52%

FY Mar. 2002


DDIP
2%
KDDI
18%
DoCoMo
57%

3Q, FY Mar. 2002


DDIP
1%
KDDI
17%
DoCoMo
60%

4Q, FY Mar. 2002


DDIP
1%
KDDI
16%
DoCoMo
60%

<Marketing Solution Business>

<Annual Results>

	Sales (mil. yen)	% of Consolidated Sales (%)
FY ended March 31, 2001	545	18.8%
FY ended March 31, 2002	778	11.2%
Difference (%, points)	42.8%	(7.6 points)

<Quarterly Results>

	Sales (mil. yen)	% of Consolidated Sales (%)
3rd Quarter, FY ended March 31, 2002	171	9.5%
4th Quarter, FY ended March 31, 2002	309	14.8%
Difference (%, points)	80.2%	5.4 points

For the fourth quarter, the main projects of the Marketing Solution Division were as follows.

- Providing 'Sugu Mail™' services for Oriental Land Co., Ltd., Famima.com Co. Ltd., The Yomiuri Shimbun, Kanebo, LTD., DAIICHIKOSHO CO., LTD.、PIA CORPORATION etc. Furthermore, for Famima.com Co. Ltd. and Oriental Land Co., Ltd., we planned and developed an application system for a campaign and ticket reservation system.
- Planning and development for an i-mode service system for The Tokyo Electric Power Company, Incorporated.

(Please refer to "CYBIRD's Principal Marketing Solution List", attached at the end of this document.)

<Transition of Marketing Solution Business>


Unit: ¥ million, Round off to millions
350
300
250
200
150
100
50
0
15
232
84
94
95
224
4Q FY March 2001
1Q FY March 2002
2Q FY March 2002
3Q FY March 2002
4Q FY March 2002
Operating, Revenue Share
Planning, Consulting, Development, Others

<Technology-Related Business (K Laboratory)>

<Annual Results>

	Sales (mil. yen)	% of Consolidated Sales (%)
FY ended March 31, 2001	32	1.1%
FY ended March 31, 2002	225	3.2%
Difference (%, points)	589.0%	2.1 points

<Quarterly Results>

	Sales (mil. yen)	% of Consolidated Sales (%)
3rd Quarter, FY ended March 31, 2002	48	2.7%
4th Quarter, FY ended March 31, 2002	107	5.1%
Difference (%, points)	120.6%	2.4 points

<K Laboratory Sales>


Unit : ¥ Thousand, Round off to thousands
240,000
200,000
160,000
120,000
80,000
40,000
0
80.0%
60.0%
40.0%
20.0%
0.0%

	4Q FY March 2001	1Q FY March 2002	2Q FY March 2002	3Q FY March 2002	4Q FY March 2002
Sales	74,978	54,022	75,865	93,840	201,224
Sales to CYBIRD	51,086	20,422	39,795	45,310	94,160
Propotion of Sales towards Third Parties	31.9%	62.2%	47.5%	51.7%	53.2%

Its major projects during the fourth quarter were as follows.

<Java™ Application>

- Upgrading of "Hello Kitty Mail" (©Sanrio Co., Ltd.), an official i-mode service, in collaboration with Imagineer Co., Ltd.
- Planning and development of a ring tone downloading site for Java™ handsets, in collaboration with San-ai GIGA Networks Co., Ltd., a subsidiary of RICOH Co. Ltd..
- Development of "KC Express™", a mobile EC solution package, jointly with IBM Japan, Ltd. The package is compatible with "IBM® WebSphere®Commerce Site". Both parties have started joint-sales and marketing.
- Developed applications, which reflect each season, for NTT DoCoMo Kansai Inc., for CYBIRD, and Imagineer Co., Ltd.

<BREW™ Applications>

- Developed and supplied a pre-installed instant messenger application, the first BREW™-enabled commercial application in Japan, for Matsushita Communication Industrial Co., Ltd's handset 'C3003P'.

<Platform Business>

- Introduced fundamental technologies, such as application coupling communications protocols and an API-application necessary for linking applications on USIM cards for Java™ -enabled handsets, in collaboration with Gemplus SA at the "3GSM Congress" held in Cannes in February 2002.

<International Business>

<Annual Results>

	Sales (mil. yen)	% of Consolidated Sales (%)
FY ended March 31, 2001	—	—
FY ended March 31, 2002	31	0.5%
Difference (%, points)	—	—

<Quarterly Results>

	Sales (mil. yen)	% of Consolidated Sales (%)
3rd Quarter, FY ended March 31, 2002	23	1.3%
4th Quarter, FY ended March 31, 2002	3	0.2%
Difference (%, points)	(86.2%)	(1.1 points)

Major projects for the third quarter were as follows.

- Agreed upon the provision of commercial content services in the mainland Chinese marketplace with Beijing Huaxing Mobile Technology Ltd. (MOEASY), a subsidiary of chinadotcom corporation of Hong Kong.
- Agreed upon the provision of music content services in Singapore with WRAP-IT GROUP PTE LTD.
- CYBIRD has been chosen by Electronic Arts, the Official FIFA and FIFA World Cup™ Worldwide Licensee, to work to develop applications for the EA SPORTS™ 2002 FIFA World Cup™ game, the only official game for the use on mobile phone in Japan.

Consolidated Statements of Income

<Sales>

For the last fiscal year, consolidated sales amounted to 6,944 million yen, an increase of 4,044 million yen, or 139.5%, from the previous fiscal year.

For the fourth quarter, consolidated sales were 2,083 million yen, rising 273 million yen, or 15.1%, from the previous quarter. The major reasons for sales expansion were the steady growth of the Mobile Content business and good performances by the Marketing Solution and Technology-Related businesses.

<The Composition of Sales>

Unit: million yen.
Round off to millions


2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
2.1%
78.2%
2.4%
87.9%
2.2%
0.2%
87.8%
2.7%
1.3 %
86.5%
5.1%
0.2%
79.9%

	4Q FY March 2001	1Q FY March 2002	2Q FY March 2002	3Q FY March 2002	4Q FY March 2002
□ Technology-Related Business (K Laboratory)	26	33	36	48	107
□ International Business	-	0	4	23	3
■ Marketing Solution Business	247	137	159	171	309
□ Mobile Content Business	981	1,240	1,438	1,565	1,663

<Cost of Sales>

For fiscal year under review, cost of sales totaled 3,429 million yen, an increase of 1,373 million yen, or 66.8%, from the previous fiscal year. Control of fixed cost contributed to a higher gross profit margin of 50.6%, an improvement from 29.1% in the previous fiscal year.

For the fourth quarter, due to the control of labor costs, the gross profit margin rose to 53.7% from 47.1% in the previous quarter.

<Selling and General Administrative Expenses>

In the past fiscal year, selling and general administrative expenses expanded 941 million yen, or 45.6%, from the previous fiscal year, to 3,005 million yen.

For the fourth quarter, SG&A was 830 million yen, an increase of 27 million yen, or 3.5%, from the previous quarter.

<Sales, Cost of Sales, Selling and General Administrative Expenses and Gross Profit Margin>

Unit : ¥million,
Round off
to millions


2,100
1,800
1,500
1,200
900
600
300
0
65.0%
55.0%
45.0%
35.0%
25.0%
15.0%
5.0%

	2Q, March	3Q, March	4Q, March	1Q, March	2Q, March	3Q, March	4Q, March
Sales	510	908	1,255	1,411	1,639	1,809	2,083
Cost of Sales	468	649	776	736	770	957	965
SGA	528	594	590	663	708	802	830
Gross Profit Margin	8.2%	28.6%	38.1%	47.9%	53.0%	47.1%	53.7%

The breakdown of main selling and general administrative expenses was as follows.

<Annual Results>

Item	Fiscal Year ended March 31,2002	Fiscal Year ended March 31,2001	Change	
	Million yen	Million yen	Million yen	%
Directors Compensation	230	180	50	28.2
Employees' Salaries	437	261	175	67.4
Welfare Expenses	77	55	22	40.1
Change in Bonus Payment Reserve	17	9	7	84.0
Personnel Expenses Total	762	505	256	50.8
Advertisement & General Publicity Expenses	387	253	133	52.9
Research & Development Expenses	486	539	(53)	(9.9)
Charge & Commission	836	419	416	99.4
Rent	103	88	14	16.7
Others	429	257	172	67.1
Selling and General Administrative Expenses Total	3,005	2,064	941	45.6

<Quarterly Results>

Item	The fourth quarter From January 1 To March 31, 2002	The third quarter From October 1 To December 31, 2001	Change	
	Million yen	Million yen	Million yen	%
Directors Compensation	61	61	0	0.4
Employees' Salaries	117	128	(10)	(8.4)
Welfare Expenses	19	21	(1)	(7.1)
Change in Bonus Payment Reserve	17	(10)	28	—
Personnel Expenses Total	216	200	16	8.1
Advertisement & General Publicity Expenses	81	122	(41)	(33.7)
Research & Development Expenses	107	123	(15)	(12.9)
Charge & Commission	238	228	9	4.2
Rent	26	27	(0)	(1.0)
Others	160	100	59	59.6
Selling and General Administrative Expenses Total	830	802	27	3.5

(Personnel Expenses)

In the fiscal year under review, personal expenses rose 256 million yen, or 50.8%, to 762 million yen.

For the fourth quarter, due to the increase of the personnel, personal expenses totaled 216 million yen, an increase of 16 million yen, or 8.1%, from the previous quarter. The number of employees on consolidated basis, as of March 31, 2002, was 214 people.

(Advertisement & General Publicity Expenses)

On a fiscal basis, advertisement & general publicity expenses totaled 387 million yen, an expansion by 133 million yen or 52.9%

compared with from the previous fiscal year. The increase resulted from greater expenses for advertising in the various media to support our content services.

For the fourth quarter, although we continued the media exposure, A&GP expenses decreased to 81 million yen, a decline of 41 million yen, or 33.7%, from the previous quarter.

(Research and Development Expenses)

For the last fiscal year, research and development expenses amounted to 486 million yen, a decrease of 53 million yen, or 9.9%, from the previous fiscal year.

For the fourth quarter, R&D expenses totaled 107 million yen, a decrease of 15 million yen, or 12.9%, from the previous quarter. This decline was due to the company's emphasis on the conversion of existing content services to Java™ -enabled ones etc., resulting in lower R & D expenses in the content business. The transition of our International Business from the market-exploring phase to an earning phase also contributed to lower R & D expenses.

(Charge & Commission)

In the fiscal year under review, charge and commission grew 836 million yen, an increase of 416 million yen, or 99.4%, from the previous fiscal year. This jump was due to greater payments made to wireless network operators as subscription fee collection commissions.

For the fourth quarter, charge and commission amounted to 238 million yen, up 9 million yen, or 4.2%, from the previous quarter. The collection commission rose 7 million yen to 164 million yen for the quarter, compared with the previous quarter.

(Rent)

On a fiscal basis, rent totaled 103 million yen, rising 14 million yen, or 16.7%, from the previous fiscal year. This growth resulted from higher rent for the new office, which we moved into in June 2000, and an expansion in lease and rental fees for office appliances.

For the fourth quarter, rent amounted to 26 million yen, a decrease of 0 million yen, or 1.0%, from the previous quarter. There was no significant reason for the change.

<Operating Income>

In the past fiscal year, operating income was 509 million yen, an improvement from the 1,219 million yen losses of the previous fiscal year. This recovery was due to the control of cost of sales and selling and general administrative expenses.

For the fourth quarter, due to the same reasons, operating income amounted to 286 million yen, an increase of 237 million yen, or 480.5%, from the previous quarter.

<Net Income>

For the last fiscal year, net income was 457 million yen, an improvement from the 1,379 million yen losses of the previous fiscal year. This reversal was mainly due to higher operating income. Other factors contributing to the change were 62 million yen of equity in net loss of affiliated companies (Cybird Korea Co., Ltd.) (2nd Q: 49 million yen, 3rd Q: 3 million yen, 4th Q: 9 million yen), a 49 million yen gain on change of equity, and a 53 million yen extraordinary gain from the sale of investment securities. Furthermore, we revaluated all content services to focus our investment in profitable services, resulting in a 101 million yen loss from revaluation of software.

For the fourth quarter, due to the revaluation of software, net income amounted to 185 million yen, an increase of 132 million yen, or 251.5%, from the previous quarter.

<Earnings per Share (EPS)>

In the fiscal year under review, earnings (net income) per share (EPS) were 14,920 yen, an improvement from the 98,803 yen losses of the last fiscal year.

For the fourth quarter, EPS amounted to 6,047 yen, up 1,720 yen from the previous quarter.

The average number of shares issued was calculated by assuming the two-for-one stock split on June 20, 2000 and on August 24, 2001 were conducted at the beginning of the quarter.

<EBITDA (Earnings before Interest, Tax, Depreciation and Amortization)>

For the fourth quarter, EBITDA totaled 388 million yen, an increase of 245million yen from 142 million yen in the previous quarter. Our EBITDA is calculated by the formula shown below.

(Formula) EBITDA = Operating Income + Depreciation Cost (Tangible Assets & Intangible Assets)

Transition of EBITDA


Unit: ¥ million, Round off to millions
450
400
350
300
250
200
150
100
50
0
-50
-29
94
248
142
388
4Q FY March 2001
1Q FY March 2002
2Q FY March 2002
3Q FY March 2002
4Q FY March 2002

Consolidated Balance Sheets

<Assets>

Total assets at March 31, 2002 were 5,154 million yen, up 1,155 million yen, or 28.9%, from last fiscal year, and 27 million yen, or 0.5%, decrease from the previous quarter.

Major changes in the last fiscal year were 300 million yen increase in cash, which rose due to borrowing by the subsidiary from banks, and account receivables, which expanded along with sales growth. Depreciation and devaluation of software contributed to a decline in fixed tangible assets.

For the fourth quarter, major changes were an increase in account receivables and a 500 million yen decline in cash due to repayments to banks.

<Liabilities>

Total liabilities at March 31, 2002 amounted to 1,343 million yen, a rise of 671 million yen, or 99.8%, from the previous fiscal year, and a decrease of 230 million yen, or 14.7%, from the previous quarter.

Major changes in the last fiscal year were increases in the short-term borrowing of the subsidiary and in accounts payable and other current liabilities in accordance with the growth in the sales of the content business.

Major changes in the third quarter were decreases in the short-term borrowing.

<Shareholders' Equity>

Total shareholders' equity at March 31, 2002 was 3,781 million yen, up 458 million yen, or 13.8%, from the previous fiscal year, and up 190 million yen, or 5.3%, from the previous quarter. The deficit decreased by 450 million yen due to the net income earned for the fiscal year. Shareholders' equity increased slightly due to the exercise of stock options during the quarter.

Consolidated Cash Flow Statements

Total cash and cash equivalents at fiscal year-end were 2,062 million yen, up 502 million yen, or 32.2%, compared with the previous fiscal year, and down 150 million yen, or 6.8%, from the previous quarter.

<Cash Flow from Operating Activities>

For the fiscal year, net cash provided by operating activities totaled 652 million yen. In addition to growth in operating income increase, the control of cost of sales and SG&A expenses contributed to the improvement in the cash flow from operating activities, compared with the minus 1,898 million yen recorded in the previous fiscal year.

For the fourth quarter, due to the same reasons, net cash provided by operating activities increased to 319 million yen, an increase of 232 million yen, compared with the previous quarter.

<Cash Flow from Investing Activities>

In the fiscal year under review, net cash used in investing activities was 498 million yen, down 416 million yen compared with the previous fiscal year. This decline was due to less cash invested in intangible fixed assets (software for content services).

For the fourth quarter, although expenses for software increased, net cash used in investing activities was 85 million yen, remaining at the same level as in the previous fiscal year. Gain on sales of investment securities and collection of the loan receivable supported this performance.

<Cash Flow from Financing Activities>

Net cash provided by financing activities for the last fiscal year totaled 348 million yen, mainly due to 300 million yen in short-term borrowing by the subsidiary. Since we raised 2,462 million yen from our IPO in the previous fiscal year, net cash provided by financing activities decreased by 1,921 million yen in the fiscal year under review.

For the fourth quarter, net cash used in financing activities totaled 384 million yen, mainly due to the repayment of 500 million yen in short-term borrowing.

Transition of Cash Flow


Unit: yen, Round off to million
800
600
400
200
0
(200)
(400)
(600)
(800)
(60)
(497)
(595)
100
(9)
(157)
145
552
(169)
87
189
(85)
319
(85)
(384)
FY 2001
Cash Flow from Operating Activities
Cash Flow from Investing Activities
Cash Flow from Financing Activities

2. Outlook

We avoid providing earnings forecasts because of the difficulty of making rational forecasts in our fast moving and volatile business field. However, we will make every effort to secure reasonable income and maximize our corporate worth. And we do disclose earnings-related issues and drivers on a monthly, quarterly, and timely basis.

4. Use of Proceeds from Public Offering at Market Price

1. Major Plans

Major investment plans for this fiscal year are as follows:

- Software development for new content services: 262 million yen
- Advertisement & general publicity expenses: 431 million yen
- Research and development expenses: 651 million yen
- Recruiting expenses (advertisement & general publicity): 129 million yen

We expect positive cash flow from operating activities, and assume that we have enough cash liquidity. However, to meet clients' needs in the volatile business environment, we also are prepared for unexpected cash outlays for R &D or M&A in the future.

We started an EC business and expect to invest 300 million yen in that business this fiscal year. For European business expansion, which we started last fiscal year, we are minimizing our investment for the time being.

If K Laboratory Co., Ltd.'s platform business grows faster than our expectations, it may be necessary to invest more capital in the business on the order of several hundreds of million yen.

2. Major Results

Investment has been carried out almost according to our original plans, except for the lease contract of servers which we originally planned to purchase. Major results are as follows.

	FY ended March 31, 2001	FY ended March 31, 2002
Fixed Tangible Assets (Servers etc.)	22 million yen	37 million yen
Fixed Intangible Assets (Content Software)	45 million yen	322 million yen
Additional Investment in K Laboratory Co., Ltd.	—	90 million yen
Short-Term Loan towards Cybird Korea	—	30 million yen
Additional Investment in Cybird Korea	—	42 million yen
Advertisement & General Publicity Expenses	49 million yen	387 million yen
Research & Development Expenses	136 million yen	486 million yen

5. Consolidated Financial Statements

(1) **Consolidated Balance Sheets**

The Fiscal Year ended March 31, 2002, and the Fiscal Year ended March 31, 2001

	March 31, 2002		March 31, 2001		Change	
	Million yen	%	Million yen	%	Million yen	%
Assets						
Current Assets :						
Cash and cash equivalents	2,062		1,560			
Trade accounts receivables	2,015		1,298			
Allowance for doubtful receivables	(36)		(22)			
Inventories	40		62			
Other current assets	97		83			
Total current assets	4,180	81.1	2,981	74.5	1,199	40.2
Property and Equipment :						
Leasehold improvements	68		66			
Furniture and fixtures	143		116			
Total	211		182			
Accumulated depreciation	(77)		(34)			
Net property and equipment	134	2.6	148	3.7	(13)	(9.0)
Investments and other assets :						
Software	521		666			
Lease deposit	254		111			
Other assets	63		93			
Total investments and other assets	839	16.3	870	21.8	(30)	(3.5)
Total	5,154	100.0	3,999	100.0	1,155	28.9

	March 31, 2002		March 31, 2001		Change	
	Million yen	%	Million yen	%	Million yen	%
Liabilities and shareholders' equity						
Current liabilities :						
Short—term bank debt	300		—			
Current portion of long—term debt	40		39			
Trade accounts payable	771		524			
Accrued income taxes	2		2			
Accrued consumption taxes	119		—			
Accrued bonuses	42		30			
Accrued expenses and other current liabilities	46		19			
Total current liabilities	1,323	25.7	614	15.3	709	115.6
Long-term liabilities :						
Long-term debt	20		58			
Total long-term liabilities	20	0.4	58	1.5	(38)	(65.5)
Minority interest :	29	0.6	4	0.1	25	604.3
Shareholders' equity :						
Common stock	2,408	46.7	2,406	60.1		
Additional paid-in capital	2,465	47.8	2,462	61.6		
Deficit	(1,095)	(21.2)	(1,545)	(38.6)		
Foreign currency translation adjustment	(0)	(0.0)	—	—		
Unrealized gain on available-for-sale securities	3	0.0	—	—		
Total shareholders' equity	3,781	73.3	3,323	83.1	458	13.8
Total	5,154	100.0	3,999	100.0	1,155	28.9

(2) Consolidated Statements of Income (Operations)

The Fiscal Year ended March 31, 2002, and the Fiscal Year ended March 31, 2001

	Fiscal Year ended March 31, 2002		Fiscal Year ended March 31, 2001		Change	
	Million yen	%	Million yen	%	Million yen	%
Net sales	6,944	100.0	2,900	100.0	4,044	139.5
Cost of sales	3,429	49.4	2,055	70.9	1,373	66.8
Gross profit	3,515	50.6	845	29.1	2,670	316.2
Selling, general and administrative expenses	3,005	43.3	2,065	71.2	941	45.6
Operating Income (loss)	509	7.3	(1,220)	(42.1)	1,729	—
Other income (expenses) :						
Interest income	1		0			
Interest expenses	(8)		(5)			
Stock issuance expenses	(1)		(156)			
Gain on sales of investment securities	53		—			
Equity in net losses of an affiliated company	(62)		—			
Gain on change of equity	49		—			
Loss from revaluation of fixed assets	(101)		—			
Other—net	(3)		(2)			
Other income (expenses) —net	(73)	(1.0)	(163)	(5.6)	90	—
Income (loss) before income taxes and minority interest in loss	436	6.3	(1,383)	(47.7)	1,819	—
Income taxes						
Current	2		3			
Deferred	—		3			
Total	2	0.1	6	0.2	(3)	(50.9)
Minority interest in loss	24	0.4	9	0.3	14	159.9
Net income (loss)	457	6.6	(1,380)	(47.6)	1,837	—

Sales Composition

Item	Fiscal Year ended March 31, 2002		Fiscal Year ended March 31, 2001		Change	
	Million yen	%	Million yen	%	Million yen	%
Content Business	5,909	85.1	2,322	80.1	3,587	154.5
Marketing Solution Business	778	11.2	545	18.8	233	42.8
International Business	31	0.5	—	—	31	—
Technology Related Business	225	3.2	32	1.1	192	589.0
Total	6,944	100.0	2,900	100.0	4,044	139.5

Note 1."Technology Related Business" is mainly Client-side Software Development / Licensing Business.

(3) **Consolidated Statements of Shareholders' Equity**

The Fiscal Year ended March 31, 2002, and Fiscal Year ended March 31, 2001

	Outstanding number of shares of common stock	Common stock	Additional Paid-in capital	Deficit	Unrealized gain on available-for-sale securities	Foreign currency translation adjustment
		Million yen	Million yen	Million yen	Million yen	Million yen
Balance - March 31, 2000	4,380	1,270	1,131	(197)	Nil	Nil
Net Loss				(1,380)		
Decrease in deficit from merger with a consolidated entity				32		
Increase of new shares at merger with a consolidated entity	100	5	15			
Stock split	8,960					
Issuance of new shares	1,900	1,131	1,316			
Balance - March 31, 2001	15,340	2,406	2,462	(1,545)	Nil	Nil
Net Income				457		
Increase in deficit resulting from increase of affiliates on equity method				(7)		
Stock split	15,340					
Exercise of stock option	18	3	3			
Unrealized gain on available-for-sale securities					3	
Foreign currency translation adjustment						(0)
Balance – March 31, 2002	30,698	2,408	2,465	(1,095)	3	(0)

(4) Consolidated Cash Flow Statements

The Fiscal Year ended March 31, 2002, and the Fiscal Year ended March 31, 2001

	Fiscal Year ended March 31, 2002	Fiscal year ended March 31,2001
	Million yen	Million yen
Operating activities :		
Income (Loss) before income taxes and minority interest	436	(1,383)
Adjustments to reconcile net loss to net cash used in operating activities		
Income taxes—paid	(2)	(47)
Depreciation and amortization	365	212
Gain on sales of investment Securities	(53)	—
Increase (decrease) in allowance for doubtful receivables	13	19
Stock issuance expenses	1	156
Equity in net losses of an affiliated company	62	—
Gain on change of equity	(49)	—
Loss from revaluation of fixed assets	101	—
Change in operating assets and liabilities:		
Increase in trade accounts receivable	(717)	(1,172)
Decrease (increase) in inventories	21	(49)
(Decrease) increase in trade accounts payable	293	386
Increase in accrued bonuses	12	22
Increase in accrued consumption tax	119	—
Other—net	48	(42)
Total adjustments	215	(515)
Net cash provided by (used in) operating activities	652	(1,898)
Investing activities :		
Expenditures for property and equipment	(37)	(81)
Expenditures for software	(322)	(639)
Proceeds from sales of investment securities	87	—
Expenditures for investment securities	(42)	(82)
Expenditures for lease deposit	(146)	(110)
Other—net	(37)	(3)
Net cash used in operating activities	(498)	(915)
Financing activities :		
Proceeds from Short—term bank loan	800	—
Payment of Short-term bank loan	(500)	—
Repayment of long—term debt	(39)	(33)
Proceeds from new shares issued	—	2,291
Proceeds from minority shareholders	83	—
Other—net	4	12
Net cash used in operating activities	348	2,270
Net decrease in cash and cash equivalents	502	(543)
Cash and cash equivalents, beginning of period	1,560	2,103
Cash and cash equivalents, end of period	2,062	1,560

Basic Information for the Consolidated Financial Statements

1. Basis of Consolidation	(1) The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and its related accounting regulations, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Accounting Standards. The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form, which is more familiar to readers outside Japan. (2) Number of Consolidated Company: 2 (two) Name of the Consolidated Company: K Laboratory Co., Ltd. DMOVE Co., Ltd. DMOVE Co., Ltd. was newly accounted for the consolidated subsidiary from this annual period. (3) CYBIRD Co., Ltd. has no unconsolidated subsidiaries.
2. Equity Method	(1) Number of associated companies accounted for by equity method: 1 (one) Name of the associated company accounted for by equity method: Cybird Korea Co., Ltd. Cybird Korea Co., Ltd. was newly accounted for by the equity method from this annual period. (2) For the company accounted for by the equity method that have a different annual period from that of the consolidated financial statements, the equity method is applied using its financial statements.
3. Fiscal Year of Consolidated Subsidiary	The fiscal year of the consolidated subsidiaries are same as that of the consolidated business year.
4. Summary of Significant Accounting Policies (1) Asset Valuation Standards and Methods	① Investment Securities Available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. ② Valuation Standard and Method for Inventories a. Merchandise Valuation at Cost by Moving Average Cost Method b. Work in Process Valuation at Cost by Identified Cost Method
(2) Depreciation Method for Depreciable Asset	① Tangible Fixed Asset Computed on the declining-balance method. Useful Lives are as follows. Leasehold improvements 10 to 15 years Furniture and Fixtures 5 to 6 years ② Intangible Fixed Asset The straight-line method, based on a useful life of 3 years, is applied to software for in-house use.
(3) Allowance or Reserve	① Allowance for Doubtful Accounts

(4) Leases	The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding. ② Bonus Payment Reserve The bonus payment reserve is stated in amounts considered to be appropriate based on the amount of bonus forecast. All lease are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases deemed to transfer ownership of the leased property to the lessee are capitalized, while other finance leases may be accounted for as operating leases subject to appropriate footnote disclosure.
5. Amortization of Goodwill	The excess of cost of an acquisition over the fair value of the net assets of the acquired subsidiary at the date of acquisition is charged to income when the acquisition is made.
6. Appropriations of Retained Earnings	Appropriations of retained earnings are reflected in the financial statements for the following year upon shareholders' approval.
7. Cash and Cash Equivalents in Consolidated Cash Flow Statements	Cash and Cash Equivalents in the Consolidated Cash Flow Statements consist of cash on hand and bank deposits with maturities under 3 months.

Notes

(Consolidated Balance Sheets) (Round off to millions)

Item \ Term	Fiscal Year ended March 31, 2002	Fiscal year ended March 31,2001
1. Investment Securities of affiliated companies	13 million yen	39 million yen

(Consolidated Profit and Loss Statements) (Round off to millions)

Item \ Term	Fiscal Year ended March 31, 2002	Fiscal year ended March 31,2001
1. Principal General Administrative and Selling Expenses	Advertisement & General Publicity Expenses 387 million yen Reserve for Doubtful Receivables 16 million yen Compensation Paid to Directors and Statutory Auditors 230 million yen Employees' Salaries 437 million yen Welfare Expense 77 million yen Reserve for Bonus Payment 17 million yen Traveling and Transportation Expenses 33 million yen Research and Development Cost 486 million yen Charges & Commissions 836 million yen	Advertisement & General Publicity Expenses 253 million yen Reserve for Doubtful Receivables 22 million yen Compensation Paid to Directors and Statutory Auditors 180 million yen Employees' Salaries 261 million yen Welfare Expense 55 million yen Reserve for Bonus Payment 9 million yen Traveling and Transportation Expenses 39 million yen Research and Development Cost 539 million yen Charges & Commissions 419 million yen

(Consolidated Cash Flow Statements) (Round off to millions)

Item \ Term	Fiscal Year ended March 31, 2002	Fiscal year ended March 31,2001
Relation between Balance of Cash & Cash Equivalents and Items in the Consolidated Balance Sheets	Cash & Cash Equivalents Account 2,062 million yen Cash & Cash Equivalents 2,062 million yen	Cash & Cash Equivalents Account 1,560 million yen Cash & Cash Equivalents 1,560 million yen
1. Important Non-Cash Activities	Not Applicable.	A total of 119 million yen, including taxes, in office remodeling expenses and furniture and equipment was purchased on an installment basis.

(Lease Transactions) (Round off to millions)

Item \ Term	Fiscal Year ended March 31, 2002	Fiscal year ended March 31,2001
Finance Lease Transactions, with which the Ownership is not Transferred to the Lessee. 1. Pro Forma Equivalent Acquisition Cost, Accumulated Depreciation and Net Leased Property.	Unit: million yen Equivalent Acquisition Cost Equivalent Accumulated Depreciation Equivalent Balance Property 1 0 0 Equipment 621 261 360 Software 37 23 13 Total 660 285 374	Unit: million yen Equivalent Acquisition Cost Equivalent Accumulated Depreciation Equivalent Balance Property 1 0 0 Equipment 610 100 509 Software 37 6 30 Total 648 107 541
2. Pro Forma Equivalent Balance of Unexpired Lease Expenses	Due within 1 year 183 million yen Due after 1 year 216 million yen Total 400 million yen	Due within 1 year 177 million yen Due after 1 year 398 million yen Total 575 million yen
3. Lease Expenses, Pro Forma Equivalent Depreciation and Interest Expense	Lease Expenses 189 million yen Equivalent Depreciation 174 million yen Equivalent Interest Expense 23 million yen	Lease Expenses 112 million yen Equivalent Depreciation 104 million yen Equivalent Interest Expense 18 million yen
4. Computation Method for Pro Forma Equivalent Depreciation	Straight-line method. Lease period is the useful life of the asset, and scrap value is zero.	Same as on left
5. Computation Method for Pro Forma Equivalent Interest	Interest method. Pro forma equivalent interest is estimated as the difference of total lease expense and pro forma equivalent acquisition value.	Same as on left

(Securities)

Current Consolidated Fiscal Year (From April 1, 2001 to March 31, 2002)

1. Marketable Securities

Investment Securities (Round off to millions)

Classification	Acquisition Value	Recorded Amount	Difference
Stock	15 million yen	22 million yen	6 million yen

Reappraisal of stocks is conducted based upon the following rules.

1. If the present value of the stock decreases by more than 50%, reappraisal is automatic.
2. If the present value of the stock declines by more than 30% and less than 50%, the decision whether to reappraise or not is made based on the potential for recovery.

2. Investment Securities sold for the year ended March 31, 2002 (Round off to millions)

Proceeds from sales	Gross realized gains on these sales	Gross realized losses on these sales
27 million yen	8 million yen	− million yen

2. Non-Marketable Securities

Investment Securities (Round off to millions)

Classification	Recorded Amount
Securities without Present Market Values	7 million yen

Previous Consolidated Fiscal Year (From April 1, 2000 to March 31, 2001)

3. Marketable Securities

Not Applicable.

4. Non-Marketable Securities

Investment Securities (Round off to millions)

Classification	Recorded Amount
Securities without Present Market Values	42 million yen

(Derivative Financial Instruments)

Fiscal year ended March 31, 2002

Not Applicable.

Fiscal year ended March 31, 2001

Not Applicable.

(Tax Effect Accounting)

Item \ Term	Fiscal Year ended March 31, 2002		Fiscal year ended March 31,2001	
1. Major items determining deferred tax assets	Deferred Tax Assets (Current Assets)		Deferred Tax Assets (Current Assets)	
	Allowance for doubtful receivables	13 million yen	Inventories and other assets	8 million yen
	Bad debt loss	44 million yen	Allowance for doubtful receivables	7 million yen
	Other	11 million yen	Other	7 million yen
	Sub total	68 million yen	Sub total	23 million yen
	Less valuation allowance	(68) million yen	Less valuation allowance	(23) million yen
	Total	− million yen	Total	− million yen
	Deferred Tax Assets (Fixed Assets)		Deferred Tax Assets (Fixed Assets)	
	Investments and other assets	139 million yen	Investments and other assets	30 million yen
	Tax loss carry forwards	213 million yen	Tax loss carry forwards	583 million yen
	Other	4 million yen	Sub total	614 million yen
	Sub total	357 million yen	Less valuation allowance	(614) million yen
	Less valuation allowance	(357) million yen	Total	− million yen
	Total	− million yen		
	Deferred Tax Liabilities(Long-term Liabilities)			
	Unrealized gain on available-for-sale securities	2 million yen		
	Total	2 million yen		

2. Major factors responsible for the difference between the statutory effective tax rate for and the corporate tax application of tax effect accounting	Normal effective statutory tax rate 42.0% Expenses not deductible for income tax purposes 3.6% Investments and other assets 24.2% Bad debt loss 8.4% Tax loss carry forwards (91.2)% Unrealized tax gain of subsidiaries 9.3% Equity in net losses of affiliated companies 6.0% Gain on change of equity (4.8)% Other 3.2% Actual effective tax rate (0.7)%	Normal Statutory Effective Tax Rate 42.0% Expenses not deductible for income tax purposes (0.9)% Tax loss carried forward (36.7)% Other—net (4.8)% Actual effective tax rate (0.4)%

(Segment Information)

1. Business Segment Information

Current Consolidated Fiscal Year (From April 1, 2001 to March 31, 2002), and Previous Consolidated Fiscal Year (From April 1, 2000 to March 31, 2001)

The principle businesses of the Company and its consolidated subsidiary are a content business for mobile phone and PHS, and a system development business for mobile contents and mobile services. A description of these businesses is omitted here, because the amount of sales, operating income (loss) or assets from, or of, those business segments accounts for more than 90% of total sales, operating income (loss) or assets.

2. Geographic Segment Information

Current Consolidated Fiscal Year (From April 1, 2001 to March 31, 2002), and Previous Consolidated Fiscal Year (From April 1, 2000 to March 31, 2001)

Not applicable. (There were no branches or consolidated subsidiaries outside Japan.)

3. Overseas Sales

Current Consolidated Fiscal Year (From April 1, 2001 to March 31, 2002), and Previous Consolidated Fiscal Year (From April 1, 2000 to March 31, 2001)

Description is omitted, because the amount of overseas sales was less than 10% of consolidated sales.

(Transactions with Related Parties)

Current Consolidated Fiscal Year (From April 1, 2001 to March 31, 2002)

1. Executives and Principal Individual Shareholders

Stock option rights based on the commercial code 280-19 are as follow.

Position	Name	Shares	Notes
President and CEO	Kazutomo Robert Hori	170	Approved on June 28, 2001 Common Stock Exercise Price: 452,566 yen Exercise Period: From September 1, 2003 to August 31, 2008
Senior Executive Vice President and CTO	Tetsuya Sanada	120	
Executive Vice President	Yosuke Iwai	80	
Executive Vice President	Kenichiro Nakajima	70	
Senior Vice President	Shinichiro Yamashita	50	
Senior Vice President	Tomosada Yoshikawa	50	
Senior Vice President	Mikio Inari	50	
Senior Vice President	Tomoo Tateishi	10	

Previous Consolidated Fiscal Year (From April 1, 2000 to March 31, 2001)

1. Executives and Principal Individual Shareholders

Stock option rights based on the commercial code 280-19 are as follow.

Position	Name	Shares	Notes
President and CEO	Kazutomo Robert Hori	264	Approved on February 22, 2000 Per Value Common Stock Exercise Price: 666,667 yen Exercise Period: From March 1, 2002 to February 28, 2005
Senior Executive Vice President and CTO	Tetsuya Sanada	150	
Executive Vice President	Yosuke Iwai	120	
Senior Vice President	Kenichiro Nakajima	30	
Senior Vice President	Tomoo Tateishi	15	

(Per Stock Data)

(Rounding down decimals)

Item \ Term	Fiscal Year ended March 31, 2002	Fiscal year ended March 31,2001
1. Shareholders' Equity per Share	123,190 yen	216,607 yen
2. Net Income (loss) per Share (Basic)	14,920 yen	(98,803) yen
3. Net Income per Share (Fully Diluted)	14,571 yen	Diluted per share information is not disclosed because of net loss

(Retroactive Adjustment of Per Stock Data)

(Rounding down decimals)

Item \ Term	Fiscal Year ended March 31, 2002	Fiscal year ended March 31,2001
1. Shareholders' Equity per Share	123,190 yen	108,304 yen
2. Net Income (loss) per Share (Basic)	14,920 yen	(49,417) yen
3. Net Income per Share (Fully Diluted)	14,571 yen	Diluted per share information is not disclosed because of net loss

Note 1. On June 20,2000 and August 24,2001, the company conducted a stock split.

6. Consolidated Financial Statements (Quarter)

(1) Consolidated Balance Sheets

The fourth Quarter of FY March 2002

	The fourth quarter As of March 31, 2002		The third quarter As of Dec. 31, 2001		Change	
	Million yen	%	Million yen	%	Million yen	%
Assets						
Current Assets :						
Cash and cash equivalents	2,062		2,213			
Trade accounts receivable	2,015		1,805			
Allowance for doubtful accounts	(36)		(87)			
Inventories	40		33			
Other current assets	97		134			
Total current assets	4,180	81.1	4,098	79.1	82	2.0
Property and Equipment :						
Leasehold improvements	68		68			
Furniture and fixtures	143		145			
Total	211		214			
Accumulated depreciation	(77)		(68)			
Net property and equipment	134	2.6	145	2.8	(11)	(7.6)
Investments and other assets :						
Software	521		591			
Lease deposit	254		255			
Other assets	63		92			
Total investments and other assets	839	16.3	939	18.1	(99)	(10.6)
Total	5,154	100.0	5,182	100.0	(27)	(0.5)

	The third quarter As of Dec. 31, 2001		The third quarter As of Dec. 31, 2001		Change	
	Million yen	%	Million yen	%	Million yen	%
Liabilities and shareholders' equity						
Current liabilities :						
Short-term debt	300		700			
Current portion of long−term debt	40		40			
Trade accounts payable	771		692			
Accrued income taxes	2		2			
Accrued consumption tax	119		79			
Bonus payment reserve	42		—			
Accrued expenses and other current liabilities	46		26			
Total current liabilities	1,323	25.7	1,541	29.8	(218)	(14.2)
Long-term liabilities :						
Long-term debt	20		32			
	20	0.4	32	0.6	(12)	(38.0)
Minority interest :	29	0.6	16	0.3	12	75.5
Shareholders' equity :						
Common stock	2,408	46.7	2,405	46.4		
Additional paid-in capital	2,465	47.8	2,462	47.5		
Deficit	(1,095)	(21.2)	(1,280)	(24.7)		
Foreign currency translation adjustment	(0)	(0.0)	(2)	(0.0)		
Unrealized gain on available-for-sale securities	3	0.0	6	0.1		
Total shareholders' equity	3,781	73.3	3,591	69.3	190	5.3
Total	5,154	100.0	5,182	100.0	(27)	(0.5)

(2) Consolidated Statements of Income

The Fourth Quarter of FY March 2002

	The fourth quarter From Jan. 1 To Mar. 31,2002		The third quarter From Oct. 1 To Dec. 31,2001		Change	
	Million yen	%	Million yen	%	Million yen	%
Net sales	2,083	100.0	1,809	100.0	273	15.1
Cost of sales	965	46.3	957	52.9	8	0.9
Gross profit	1,117	53.7	852	47.1	265	31.2
Selling, and general administrative expenses	830	39.9	802	44.4	27	3.5
Operating Income	286	13.8	49	2.7	237	480.5
Other income (expenses) :						
Interest income	0		0			
Interest expenses	(3)		(2)			
Gain on sales of investment securities	8		—			
Equity in net losses of affiliated companies	(9)		(3)			
Gain on change of equity	6		—			
Loss from revaluation of software	(101)		—			
Other—net	(2)		(0)			
Other income (expenses) —net	(101)	(4.9)	(6)	(0.4)	(94)	(1381.7)
Income before income taxes and minority interest in loss	185	8.9	42	2.3	143	336.4
Income taxes						
Current	0		0			
Deferred	—		—			
Total	0	0.0	0	0.0	(0)	(19.7)
Minority interest in loss	0	0.0	11	0.6	(10)	(97.7)
Net income	185	8.9	52	2.9	132	251.5

Sales Composition

Item	The fourth quarter From Jan. 1 To Mar. 31,2002		The third quarter From Oct. 1 To Dec. 31,2001		Change	
	Million yen	%	Million yen	%	Million yen	%
Content Business	1,663	% 79.9	1,565	% 86.5	97	% 6.3
Marketing Solution Business	309	14.8	171	9.5	137	80.2
International Business	3	0.2	23	1.3	(20)	(86.2)
Technology Related Business	107	5.1	48	2.7	58	120.6
Total	2,083	100.0	1,809	100.0	273	15.1

Note 1. "Technology Related Business" is mainly Client-side Software Development / Licensing Business

(3) Consolidated Statements of Shareholders' Equity

The Fourth Quarter of FY March 2002

	Outstanding number of shares of common stock	Common stock	Additional Paid-in capital	Deficit	Unrealized gain on available-for-sale securities	Foreign currency translation adjustment
		Million yen	Million yen	Million yen	Million yen	Million yen
Balance - September 30, 2001	30,680	2,405	2,462	(1,334)	8	(2)
Net Income				52		
Unrealized gain on available-for-sale securities					(1)	
Balance - December 31, 2001	30,680	2,405	2,462	(1,280)	6	(2)
Net Income				185		
Exercise of stock option	18	3	3			
Unrealized gain on available-for-sale securities					(2)	
Foreign currency translation adjustment						(1)
Balance - March 31, 2002	30,698	2,408	2,465	(1,095)	3	(0)

(4) Consolidated Cash Flow Statements

The Fourth Quarter of FY March 2002

	The fourth quarter From Jan. 1 To Mar. 31,2002	The third quarter From Oct. 1 To Dec. 31,2001
	Million yen	Million yen
Operating activities :		
Income before income taxes and minority interest	185	42
Adjustments to reconcile net loss to net cash used in operating activities		
Income taxes—paid	(0)	—
Depreciation and amortization	101	93
Gain on sales of investment securities	(8)	—
Increase (decrease) in allowance for doubtful accounts	(51)	32
Equity in net losses of affiliated companied	9	3
Gain on change of equity	(6)	—
Loss from revaluation of software	101	—
Change in operating assets and liabilities:		
Increase (decrease) in trade accounts receivable	(216)	(232)
Decrease (increase) in inventories	(7)	(8)
Increase (decrease) in trade accounts payable	96	167
Increase (decrease) in bonus payment reserve	42	(31)
Increase (decrease) in accrued consumption tax	39	26
Other—net	32	(6)
Total adjustments	133	44
Net cash provided by operating activities	319	87
Investing activities :		
Expenditures for property and equipment	(2)	(22)
Expenditures for software	(123)	(45)
Proceeds from sales of investment securities	27	—
Expenditures for lease deposits	(1)	(0)
Other—net	14	(17)
Net cash used in investing activities	(85)	(85)
Financing activities :		
Proceeds from short-term bank loan	100	200
Repayment of short-term bank debt	(500)	—
Repayment of long-term debt	(9)	(9)
Proceeds from minority shareholders	19	—
Other—net	5	(0)
Net cash provided by financing activities	(384)	189
Net increase (decrease) in cash and cash equivalents	(150)	191
Cash and cash equivalents, beginning of period	2,213	2,022
Cash and cash equivalents, end of period	2,062	2,213

7. Stock Information

1. Authorized Share Capital 61,396 shares (as of March 31, 2002)

2. Outstanding Shares Issued 30,698 shares (as of March 31, 2002)
   (Note)We conducted a 2:1 stock split with a record date of July 4, 2001 to be implemented on August 24, 2001.

3. Fully Diluted Number of Shares 32,955 shares (as of March 31, 2002)
   (Considering additional 2,257 shares of subscription-right option plan)

4. Number of Shareholders 1,588 persons (as of March 31, 2002)

5. Principal Shareholders (as of March 31, 2002)

Name of Shareholders	Shares Owned		Equity Contribution Towards Shareholders	
	shares	%	shares	%
Kazutomo Robert Hori	4,206	13.70	—	—
Yosuke Iwai	2,112	6.87	—	—
Tetsuya Sanada	2,100	6.84	—	—
Omron Corporation	1,800	5.86	—	—
Omron Enterprise Co., Ltd.	1,780	5.79	—	—
Tomoo Tateishi	1,400	4.56	—	—
Itochu Corporation	1,260	4.10	—	—
Raumuzu Co., Ltd.	1,260	4.10	—	—
Kenichiro Nakajima	1,191	3.87	—	—
Intel Pacific, Inc.	702	2.28	—	—
The Mitsubishi Trust and Banking Corporation	578	1.88	—	—
MLPFS Custody	573	1.86	—	—
UBS AG (Hong Kong)	450	1.46	—	—

6. Distribution of Shareholders (as of March 31, 2002)

	Assortment of Shareholders						
	Government / Local Public Bodies	Financial Institutes	Securities Firms	Other Corporations	Foreign Firms (incl. Individuals)	Individuals / Others	Total
Number of Shareholders (Persons)	0	10	1	52	41	1,484	1,588
Shares owned (Shares)	0	1,965	1	7,668	4,592	16,472	30,698
Percentage of shares (%)	0.00	6.40	0.00	24.98	14.96	53.66	100.00

7. Regional Distribution of Shareholders (as of March 31, 2002)

	Regions									
	Hokkaido	Tohoku	Kanto	Chubu	Kinki	Chugoku	Shikoku	Kyushu	Overseas	Total
Number of Shareholders (Persons)	18	50	646	230	432	62	42	68	40	1,588
Shares owned (Shares)	50	213	19,924	577	4,894	163	117	163	4,597	30,698
Percentage of shares (%)	0.16	0.70	64.90	1.88	15.94	0.53	0.38	0.53	14.98	100.00

8. Specified Minority Shareholder's Interest (as of March 31, 2002) 17,811shares (58.02%)
(10 major shareholders' + directors' interest)

9. Floating Shares (as of March 31, 2002) 4,714 shares (15.36%)
(Floating shareholders' interest, holding less than 50 shares)

10. Shares owned by Investment Trust/Fund (as of March 31, 2002) 1,589 shares (5.18%)

11. Shares owned by Pension Trust/Fund (as of March 31, 2002) 120 shares (0.39%)

12. Shares owned by Directors (as of March 31, 2002) 11,009 shares (35.86%)

13. Transition of Number of Shares Issued and Paid-in Capital

Date	Numbers of Shares Issued		Paid-in Capital (¥ Thousand)		Additional Paid in Capital (¥ Thousand)		Notes
	Difference	Balance	Difference	Balance	Difference	Balance	
September 29, 1998	1,800	1,800	90,000	90,000	0	0	Foundation, Issue Price ¥ 50,000
November 23, 1999	200	2,000	50,000	140,000	50,000	50,000	Third Party Allocation (Investment Companies) Offer Price ¥ 500,000, Capitalization ¥ 250,000
December 30, 2000	200	2,200	50,000	190,000	50,000	100,000	Third Party Allocation (Kenichiro Nakajima) Offer Price ¥ 500,000, Capitalization ¥ 250,000
January 29, 2000	200	2,400	50,000	240,000	50,000	150,000	Third Party Allocation (Investment Companies) Offer Price ¥ 500,000, Capitalization ¥ 250,000
March 14, 2000	300	2,700	300,000	540,000	300,000	450,000	Third Party Allocation (Omron Corp. etc.) Offer Price ¥ 2,000,000, Capitalization ¥ 1,000,000
March 28, 2000	1,000	3,700	50,000	590,000	500	450,500	Exercise of Warrant No. 1 Issue Price ¥ 50,000, Capitalization ¥ 50,000 Excess over Par ¥ 500
March 28, 2000	200	3,900	200,000	790,000	200,000	650,500	Third Party Allocation (Dentsu.com No.1 etc.) Offer Price ¥ 2,000,000, Capitalization ¥ 1,000,000
March 31, 2000	480	4,380	480,000	1,270,000	480,000	1,130,500	Third Party Allocation (Omron Corp. etc.) Offer Price ¥ 2,000,000, Capitalization ¥ 1,000,000
April 1, 2000	100	4,480	5,000	1,275,000	15,000	1,145,500	Absorption of Paradiseweb Co. Ltd. (4 : 1)
June 30, 2000	8,960	13,440	0	1,275,000	0	1,145,500	Stock Split (3 :1)
December 21, 2000	1,300	15,340	773,500	2,405,500	900,900	2,462,200	IPO (Domestic) Offer Price ¥ 1,400,000 (Underwriting Price ¥ 1,288,000, Issue Price ¥ 1,190,000, Capitalization ¥ 595,000)
	600		357,000		415,800		IPO (Global Offering) Offer Price ¥ 1,400,000 (Underwriting Price ¥ 1,288,000, Issue Price ¥ 1,190,000, Capitalization ¥ 595,000)
August 24, 2001	15,340	30,680	0	2,405,500	0	2,462,200	Stock Split (2 :1)
March 31, 2002	18	30,698	3,000	2,408,500	3,000	2,465,200	Exercise of Stock Option No. 1 Issue Price ¥ 333,334, Capitalization ¥166,667 Excess over Par ¥ 166,667

14. Details of the stock option plans

(1) Stock Option No.1

* Grantees and Granted Shares

Position	Name	Shares
President and CEO	Kazutomo Robert Hori	88
Executive Vice President and CTO	Tetsuya Sanada	50
Executive Vice President	Yosuke Iwai	40
Senior Vice President	Kenichiro Nakajima	10
Senior Vice President	Tomoo Tateishi	5
Employees	37 Employees	47
Total		240

(Note 1)

* Exercise Price ¥ 2,000,000 (Note 2)

* Exercise Period From March 1, 2002 to February 28, 2005

(2) Stock Option No.2

* Grantees and Granted Shares — 49 Employees — 126 Shares (Note 3)
* Exercise Price — ¥666,667 (Note 4)
* Exercise Period — From September 1, 2002 to August 31, 2005

(3) Stock Option No.3

* Grantees and Granted Shares

Position	Name	Shares
President and CEO	Kazutomo Robert Hori	170
Executive Vice President and CTO	Tetsuya Sanada	120
Executive Vice President	Yosuke Iwai	80
Executive Vice President	Kenichiro Nakajima	70
Senior Vice President	Shinichiro Yamashita	50
Senior Vice President	Tomosada Yoshikawa	50
Senior Vice President	Mikio Inari	50
Senior Vice President	Tomoo Tateishi	10
Employees	46 Employees	200
Total		800

(Note 5)

* Exercise Price — ¥452,566
* Exercise Period — From September 1, 2003 to August 31, 2008.

(Note 1) The number of shares to be issued, as of March 31, 2002, was adjusted to 1,344 shares, due to a stock split implemented on June 20, 2000 and August 24, 2001, and due to the retirement of employees.

(Note 2) Exercise price was adjusted to ¥333,334 as a result of the stock split on June 20, 2000 and August 24, 2001.

(Note 3) The number of potential but non-issued shares, as of March 31, 2002, is 138 shares due to the stock split on August 24, 2001 and the retirement of employees.

(Note 4) Exercise price was adjusted to 333,334 yen, as a result of the stock split on August 24, 2001.

(Note 5) The number of potential but non-issued shares, as of March 31, 2002, is 775 shares due to the retirement of employees.

15. Common stock held as Treasury Stock by CYBIRD
    Not Applicable

16. Common stock held as Treasury Stock by Subsidiaries, Non-Consolidated or Affiliates or Equity Method Applied Affiliates
    Not Applicable

8. Others

1 . **Financing**

In September 2001, we borrowed 500 million yen in short-term debt from three banks, to secure financing for our operation. We had no debt as of March 31, 2002.

K Laboratory Co., Ltd., a subsidiary, borrowed 200 million yen in short-term debt for the same purpose in December 2001, and 100 million yen in March 2002.

2 . **Significant Subsequent Events after the Quarter Period**

The board of directors approved organizational structure and title changes as follows. Changes were effective from April 1, 2002.

(1) Organizational Changes

a) Mobile Contents Division, Marketing Solution Division, EC Department, and Public Relations Department will be established.

b) Contents Business Department, Mobile Business Solution Department, Marketing Department, and Technology Department will be abolished.

(2) Title Changes

Name	New Title	Old Title
Kazutomo Robert Hori	President and CEO and Vice President of International Business Department	President and CEO
Yosuke Iwai	Executive Vice President	Executive Vice President and Vice President of Contents Business Department
Shinichiro Yamashita	Senior Vice President and General Manager of Marketing Solution Division and Vice President of Legal & Corporate Affairs Department	Senior Vice President and Vice President of Legal & Corporate Affairs Department and Mobile Business Solution Department
Tomosada Yoshikawa	Senior Vice President and Vice President of Finance Department and Public Relations Department	Senior Vice President and Vice President of Finance Department, Management Planning Department, and International Business Department
Mikio Inari	Senior Vice President	Senior Vice President and Vice President of Technology Department
Hiroshi Suzuki	General Manager of Mobile Contents Division	Vice President of Marketing Department
Toru Ando	Vice President of Corporate Planning Department	Manager of Management Planning Department
Koji Ito	Vice President of EC Department	Manager of Technology Department

(3) Update of Directors' Responsibilities

Yosuke Iwai, Executive Vice President

In charge of Mobile Contents Division and EC Department

Kenichiro Nakajima, Executive Vice President

In charge of Marketing Solution Division

Tomosada Yoshikawa

In charge of Corporate Planning Department, Finance Department, Public Relations Department, and Disclosure

Mikio Inari

In charge of Strategic Technology Planning Department

(4) Capital Increase due to Exercise of Stock Option

Due to the exercises of stock options, which amounted 237 million yen, capital, the number of shares issued etc. changed as follows.

Increase in Number of Shares	712 shares
Increase in Paid-in Capital	118 million yen
Increase in Additional Paid-in Capital	118 million yen
The Number of Shares Issued	31,410 shares
Paid-in Capital	2,527 million yen
Additional Paid-in Capital	2,583 million yen

3. **Employees** (as of March 31, 2002)

	Administration Departments	Planning Departments	R & D Departments	Technology Departments	Sales Departments	CYBIRD Co., Ltd. Total (*1)	K Laboratory Co., Ltd. (*2)
Number of Employees (persons)	**46**	**40**	**9**	**41**	**20**	**156**	**58**
Change from Previous Quarter (persons)	**1**	**4**	**-1**	**6**	—	**10**	**3**
Average Age (years old)	—	—	—	—	—	**30.42**	**28.5**
Average Length of Service (month)	—	—	—	—	—	**15.5**	**8.2**

*1 This number doesn't include 2 CYBIRD staff who are seconded to K Laboratory.

*1 This number includes 1 CYBIRD staff who is seconded to DMOVE.

*2 This number includes 2 people seconded from CYBIRD.

4. **Principal Business Establishment**

Head Office 4-3-20 Toranomon, Minato-ku, Tokyo

5. **Primary Lender** (as of March 31, 2002)

(1) CYBIRD Co., Ltd.

Not Applicable

(2) K Laboratory Co., Ltd.

Lender	Amount
The Aozora Bank Ltd.	100 million yen
UFJ Bank Ltd.	100 million yen
The Bank of Tokyo-Mitsubishi Ltd.	100 million yen
Total	300 million yen

6. **Management** (as of April 1, 2002)

Directors and Statutory Auditors are as follows.

Title	Name	Charge / Principal Occupation
President and CEO	Kazutomo Robert Hori	Vice President of International Business Department
Executive Vice President and CTO	Tetsuya Sanada	President &CEO, K Laboratory Co., Ltd.
Executive Vice President	Yosuke Iwai	In charge of Mobile Contents Division and EC Department
Executive Vice President	Kenichiro Nakajima	In charge of Marketing Solution Division
Senior Vice President	Shinichiro Yamashita	General Manager of Marketing Solution Division Vice President of Legal & Corporate Affairs Department
Senior Vice President	Tomosada Yoshikawa	Vice President of Finance Department and Public Relations Department In charge of Corporate Planning Department, and Disclosure
Senior Vice President	Mikio Inari	In charge of Strategic Technology Planning Department
Senior Vice President	Tomoo Tateishi	Omron Creative Marketing Co., Ltd.
Corporate Auditor (Full Time)	Jun Utsumi	
Corporate Auditor	Masahisa Takeyama	Takeyama & Co.
Corporate Auditor	Hiroshi Shimizu	Takizawa & Co.

7. Principal Contracts

(1) Contracts with Wireless Network Operators

Contract Party	Contents of Contracts	Contract Date
NTT DoCoMo, Inc.	"i-mode Information Service Provider Contract" CYBIRD provides information to NTT DoCoMo. The ownership right belongs to CYBIRD. It is CYBIRD's responsibility to solve any disputes related to intellectual rights.	February 17, 1999
	"Subscription Fee Collection Service Contract for i-mode" NTT DoCoMo collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	Ditto
J-PHONE Co., Ltd.	"Content Providing Contract" Basic Contract that defines CYBIRD's provision of contents to J-PHONE. The ownership right belongs to CYBIRD. It is CYBIRD's responsibility to solve any disputes related to intellectual rights.	November 29, 1999
	"Contract for Assignment of Credit" (for all companies in J-PHONE group) CYBIRD transfer the subscription fee from content subscribers to J-PHONE.	January 20, 2000
KDDI Corporation	"Information Providing Contract for EZ Internet" Basic Contract, which defines CYBIRD's providing, contents to KDDI. The ownership right belongs to CYBIRD. It is CYBIRD's responsibility to solve any dispute related to intellectual rights.	February 1, 2000
DDI POCKET, Inc.	"Information Providing and Subscription Fee Collection Service Contract" CYBIRD provides contents for DDI Pocket, and DDI Pocket collects the subscription fee from CYBIRD's content service subscribers for CYBIRD.	March 8, 2000
E-Plus Service Gmbh & Co. KG (Germany)	"Mobile Portal Agreement" Agreement on CYBIRD's content services for E-Plus Service Gmbh & Co. KG	January 18, 2002
KPN Mobile The Netherlands B.V. (Netherlands)	"Mobile Portal Agreement" Agreement on CYBIRD's content services for KPN Mobile The Netherlands B.V.	February 14, 2002
	"Mobile Portal Billing Services Agreement" KPN Mobile The Netherlands B.V. collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	February 14, 2002

(2) Contracts with Information Providers & Alliances

Contract Party	Contents of Contracts	Contract Date
Atlus Co., Ltd.	"Collaboration Contract" A collaboration contract for "Pri-net", a communications content service. CYBIRD is responsible for the development and operation of the "Pri-net" Server, and Atlus develops, produces and maintains the "Pri-net" handsets.	September 29, 1999
Meikyosha Co., Ltd.	"Service Contract for On-line Commerce Using Mobile Phone and PHS" Contract for "TV Panic Game Store", a mobile commerce service. CYBIRD is responsible for the planning, development and operation of the service, and Meikyosha provides game information to CYBIRD and coordinates the transaction.	January 11, 2000
Zenrin Co., Ltd.	"Collaboration & Entrustment Contract for Map Information Service for i-mode" A collaboration contract for "Zenrin Mobile Map". CYBIRD is responsible for the development and operation of the service, based upon the entrustment by Zenrin, and Zenrin provides map information to Cybird.	April 25, 2000
ENOTECA S.p.A. BIJUTSU SHUPPAN DESIGN CENTER CO., LTD.	"Collaboration contract for 'Wine Shop ENOTECA' on 'i-mode' of NTT DoCoMo" A contract of for "Wine Shop ENOTECA", a mobile commerce service. CYBIRD is responsible for the planning, development and operation of the service, and ENOTECA provides wine information to CYBIRD and coordinates the transaction.	June 1, 2000
Sekaibunka Publishing Inc.	"Puzzle Game Providing Contract for 'Kensho Puzzler!' (Puzzler, Win a prize!)" Information providing contract, such as puzzle games, for an i-mode site, "Puzzler, Win a prize!". Sekaibunka Publishing provides information related to puzzle games, and CYBIRD develops and operates the content service.	July 25, 2000
Fuso Publishing Inc.	"Collaboration contract for 'Chinami Shimizu and Working Women's Report' on 'i-mode' of NTT DoCoMo" A collaboration contract of for "Chinami Shimizu and Working Women's Report"'. CYBIRD is responsible for the development and operation of the service, and Fuso Publishing provides information to CYBIRD.	October 2, 2000
Hankyu Corporation	"Content and information Providing Contract for 'i-Takarazuka Operetta'" A contract for an i-mode content, "i-Takarazuka Operetta". Hankyu Corporation provides information, and CYBIRD develops and operates the content service.	October 19, 2000
H.I.S. Co., Ltd.	"System Development Contract for Travel Information Providing Service on Mobile Phone" System development contract for "H.I.S. World Travel Navigator" on i-mode.	December 1, 2000

Contract Party	Contents of Contracts	Contract Date
FamilyMart Co.,Ltd.	"System Development Contract for 'Famima-i'" A development contract for "Famima-i", a mobile commerce site of Famima.com Co., Ltd. on i-mode.	December 1, 2000
K Laboratory Co., Ltd.	"Alliance Contract for Information Providing Service on Mobile Phone" Inclusive contract for planning, system development and operation of content services for mobile phone.	January 1, 2001
Dentsu Inc.	"Agency Agreement for licensing "Sugu Mail™" services" Licensing contract for the URL transferring tool, 'Sugu Mail™' whereby Dentsu is entitled to license the service to its clients.	September 28, 2001
Yahoo! Japan Corporation	"Agreement for development of the mobile version of 'Yahoo! Photo'" Service provision of 'Pri-Net', a CYBIRD photo service for 'Yahoo! Photo's mobile service..	November 26, 2001

(3) Others

Contract with Co-Development Partner

Contract Party	Contents of Contracts	Contract Date
IMAGICA Corp.	"Joint Venture Agreement" Agreement with IMAGICA Corp. regarding the establishment and operation of DMOVE Co., Ltd., which both parties will invest in.	February 15, 2002

9. Risk Factors

Major factors, which could have a substantially negative impact on CYBIRD's operations, are discussed below. We proactively disclose those items, which we consider necessary for investors to include in their investment decision, including external factors beyond our control and business risks with a low probability of materializing. With an awareness of the potential risks, we make every effort to prevent these risks from materializing and will respond rapidly should problems arise. Management recommends that shareholders and other investors consider the following issues before assessing our position and our future performance.

1. Risks Related to Content Business

(1) Dependence on Specific Information Provider

Around 70% of our content depends upon information from external information providers. There is no guarantee that we can maintain the present relations, including contract terms, with information providers. Contingencies, such as a hike in the information-providing fee, could severely impact operating results.

(2) Dependence on Specific Operators

We provide contents to NTT DoCoMo, Inc., ezweb of KDDI, J-SKY of J-PHONE Co., Ltd. and others, as well as H"Link of DDI Pocket, Inc. We, presently, rely substantially on our sales to NTT DoCoMo. Accordingly, a change in NTT DoCoMo's business policy could severely impact operating results.

Distribution of consolidated sales is as follows.

Operators and others	4th Quarter, FY March 2001	1st Quarter, FY March 2002	2nd Quarter, FY March 2002	3rd Quarter, FY March 2002	4th Quarter, FY March 2002
NTT DoCoMo	39.8%	47.1%	49.8%	51.6%	47.7%
KDDI	16.8%	17.2%	16.4%	14.4%	13.2%
J-PHONE	20.9%	20.9%	19.9%	19.4%	18.3%
DDI Pocket	2.9%	2.5%	1.6%	1.0%	0.6%
Others	19.6%	12.3%	12.3%	13.6%	20.2%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

(3) Stalling of Content / Service

Mobile content and services, which we provide, are rather short-lived commodities in our rapid-changing business environment. We may not be able to recover our investments in such content and services, while they are still in service. In such cases, we may have to reinvest in content services to sustain their viability.

(4) Dependence on Specific Content Services

We provide content services covering a broad range of genres, with "Ring tone downloading", "Screensaver downloading", "Fortune telling", "Game" and "Communication" among the most popular services. Although our diversified content service is one of our strengths, contingent failure of those leading services could severely impact our operating results.

2. Risks Related to Businesses in their Cradle Years

(1) Marketing Solution Business

The field is highly competitive, and our technological and services-related strengths may become out of date due to the entry of other competitors. As a result, we may not be able to compete successfully in our market.

(2) International Business

Although we will try to reduce risks by forming alliances with local companies, there are still country risks, such as local economy, politics, laws and regulations, culture, business custom, competitors, exchange fluctuation and others. We may be exposed to these risks. Furthermore, in an unexpected situation, our investment recovery may not go as planned. This will have a negative effect on our business.

(3) Technology-Related Business

Our research and development is carried out at K Laboratory Co., Ltd. This company focuses on research, development and licensing of software platforms that are customized for mobile phones, and expects this field to develop into its major revenue source. As the business is still in the investment phase, there is a possibility that we will not be able to recover our investment due to misjudgment in our trend forecasts. This may have a negative effect on our business.

3. Risks Related to Financial Condition and Results of Operations

(1) Short History of Our Company and Our Industry

Our company was established in September 1998, and the content business, which is our major business, has been in service only for several years. Our content business and other business related to the mobile Internet are in the early stages of development. We are constantly exposed to the uncertainties of these factors, which can be considered as our business drivers. Accordingly our expectations for income, expenses and investments may be unreliable. Furthermore, because of our short history, we cannot provide adequate financial figures needed for periodic comparisons.

(2) Financial Plan

Depending upon the business environment, changes in our business plan and other such factors, we may not be able to produce the expected amount of free cash flow. Also, we may not be able to invest or employ the funds as we plan. As a result, we may not achieve desired profitability.

(3) Volatility in Quarterly Results

Since the business environment of the mobile Internet is extremely volatile and our business scale is so small, our quarterly business results may unexpectedly vary. In turn, our overall operations may be affected by such results.

4. Risks Related to Investments

We will expand our mobile Internet business and may make investments in equipment, subsidiaries, joint ventures, and M&A domestically and internationally. Even though we will assess the feasibility of investment closely, it is difficult to precisely ascertain the future effect of such investments on our business. There remains the possibility that we may fail to gain sufficient return from these investments.

(1) K Laboratory Co., Ltd.

We assume that K Laboratory's research and development capabilities are excellent and it has respectable potential for overseas expansion. However, competitors may invent new technologies and K Laboratory's business results may differ from our expectations. Accordingly, our business may suffer as a result of K Laboratory's business performance.

(2) DMOVE Co. Ltd.

In the case that competitors emerge in DMOVE's business or that the digital motion picture market for the mobile phones does not take off as we expect, business results may differ from our expectations. Accordingly, our business may suffer as a result of DMOVE's poor business performance.

(3) Cybird Korea Co., Ltd.

For Cybird Korea, there is always the risk that our expectations may not be met. Furthermore, there are country risks, such as exchange fluctuation, laws and regulations, relations with other stakeholders and administrative difficulties to which distance contributes. As a result, our business may be affected unexpectedly by such factors.

CYBIRD's Investments (as of March 31, 2002)

Company	Location	Foundation	Principal Business	Paid-in Capital	Shares Issued	CYBIRD's Stake	
						Shares	%
K Laboratory Co., Ltd.	Minato-ku, Tokyo	August, 2000	Information Technology	¥308 mil.	6,170	4,567	74.02
Cybird Korea Co., Ltd.	Seoul, Korea	August, 2000	Information Technology	1300 mil. won	260,000	70,000	26.92
GiGAFLOPS Japan Inc.	Shibuya, Tokyo	February, 2000	Information Technology	¥61 mil.	810	120	14.81
COLLEGE COMMUNICATIONS Co., Ltd.	Shibuya, Tokyo	April, 2000	Advertisement	¥41 mil.	540	20	3.70
FULLCAST CO., LTD.	Shibuya, Tokyo	September, 1990	Short-term Contracting Agency	¥3,258 mil	44,626	54	0.12
DMOVE Co. Ltd.	Shinagawa, Tokyo	February, 2002	Information Technology	¥20 mil	400	210	52.50

5. Risks Related to Conflict of Interest with Subsidiary

K Laboratory Co., Ltd., DMOVE Co., Ltd. and Cybird Korea Co., Ltd. are not wholly owned subsidiaries. This situation may contribute to a conflict of interest between these companies and Cybird. Accordingly, the direction of their business development may have a negative impact on our business.

6. Risks Related to Market Expansion

(1) The Popularity of Internet-enabled Mobile Phones

Our growth is correlated with the market penetration of Internet-enabled mobile phones, which utilize our services. Our business plan may be affected by the market penetration of Internet-enabled mobile phones. Depending upon the extent of the market penetration of Internet-enabled mobile phones, our income model may be less profitable than expected. As a result, our business may suffer.

(2) Popularity of Unofficial Site

We provide "Official Content" on each wireless network operator's "Official Menu". With the increase in "Unofficial Sites", which are not listed on operators' official menus, and in magazines and other media related to such unofficial site, the number of subscribers of the official content sites may decrease. As a result, this could have a negative impact on our business.

(3) Cost Increase and Revenue Decrease

As the market grows, competition between similar official contents may intensify. Also, the cost of marketing and content development may increase at the same time that content unit price decreases. Depending upon the degree of severity of such factors, content providers' income may be suppressed. Consequently, our business may suffer.

7. Risks Related to Competition

(1) Competition in the Mobile Content Business

Our competitors, such as content providers that acquire information from information providers, and information providers themselves, may be competitive enough to damage our profitability. As a result, we may lose market share as well as suffering reduced incomes due to unit price declines. This may have a negative impact on our business.

(2) Competition in the Marketing Solution / Commerce Business

In our Marketing Solution business, the competition is getting intense. This also may affect our business negatively.

There exists the possibility that our clients obtain the knowledge and experience and enter our market. This could have a negative impact on our business.

(3) Competition with System Integrators etc.

There is the possibility that system integrators, hardware companies, software houses and other companies in the IT industry may enter the mobile Internet market, intensifying the competition. Consequently, we could slip from our present position in the market.

(4) Competition with other Internet-enabled Mobile Devices

Other Internet-enabled mobile devices may take over the market position of present Internet-enabled mobile phones. In such a case, this could have an adverse effect on our business strategy and financial condition.

Major possible competitors are as follows.

Business Field	Company
Content (general)	Index Corporation, MTI Ltd., Nihon Enterprise Co., Ltd.
Content (ring tone melody)	GIGA NETWORKS, INC., XING Inc., YAMAHA CORPORATION, DAIICHIKOSHO CO., LTD., SEGA CORPORATION
Content (screen savers)	BANDAI NETWORKS CO., LTD., GignoSystem Japan, Inc.
Content (game)	NAMCO LIMITED, KONAMI CORPORATION, SEGA CORPORATION, DWANGO Co., Ltd., G-mode Co., Ltd, HUDSON SOFT COMPANY,LIMITED, TAITO CORPORATION
Marketing Solution	MEDIASEEK inc., Index Corporation, MTI Ltd., Nihon Enterprise Co., Ltd.
Technology-Related Business (K Laboratory Co., Ltd.)	Aplix Corporation, HI Corporation

8. Risks Related to Technological Changes

To keep up with the rapid changes in the mobile Internet industry, we have to continually adapt ourselves to cutting edge technologies and watch the market carefully. If we fail to cope with such new technologies, our market share may fall. As a result, our business may suffer.

9. Risks Related to System Failure

Our services depend on real-time, continuous information fed through our network. Any disruption from our landline transmissions could result in delays in our subscribers' reception of information and in wireless operators' ability to transmit data. In case of force majeure occurrences, we may not be able to continue providing our services. As a result, our business may be affected negatively by such incidents. In addition, there are other potential causes of system failure that we cannot control. Although we provide system security against any imaginable failures, we may not be able to protect our system from virus attacks by hackers and such, or mishandling of digital data by employees, which may increase in future. In such cases, our business may be adversely affected.

10. Risks Related to Callbacks of Defective Handsets

Callbacks of defective handset can harm our subscriber growth and lead to cancellation. As a result, our content business income may suffer and it may produce a negative impact on our business and its results.

11. Risks Related to Laws and Regulations

As well as regulations on Internet information transaction, new laws and regulations related to Information Technology may be enacted. Although we are preparing for possible enactments of such laws and regulations, depending upon the applicability of such laws and regulations, our activity may be limited and guidance from authorities may become stricter. Furthermore, self-restraint among companies in our industry may unexpectedly cause risks, such as mentioned in the previous "Decision by Wireless Network Operators". In such cases, our business plan may face discrepancies. As a result, the quality of our service may deteriorate and accordingly our business may suffer.

12. Risks Related to Opening up Market

Wireless network operators presently administrate official content services to avoid contamination of high-quality content services by low-quality services. However, there is an active demand by the Ministry of Public Management, Home Affairs, Posts and Telecommunications that the restrictions be opened up. The following are the possible risks.

(1) Opening-up of Portal Sites

"Unofficial" services may not be able to maintain the quality of their services. It may also harm our reputation as a content provider. Furthermore, the official sites including ours may suffer and our revenue stream may be negatively affected.

(2) Opening-up of Internet Service Provider (ISP) Business

If the ISP business were opened to enterprises other than the wireless network operators themselves, ISP companies with their own mobile portal sites would emerge. This might result in a change in the industry's structure and could affect "official" content providers' operation and results.

(3) Opening-up of Billing Service

Wireless network operators offer billing services only for "official" services at this moment. If this service was offered even to "unofficial" services that go against social morals, these services might thrive in the market. This could result in damage to the public's confidence in and the social image of the industry. As a result, our business might suffer.

(4) Opening-up of UID (User ID)

If the UID, which wireless network operaotors administrate, is disclosed to other business entities, privacy protection may become a crucial issue. There is a risk that the public's trust in the mobile Internet itself would be harmed and the industry would stall. This could result in damage to our business.

13. Risks Related to Management

(1) Dependent on Key Management

Kazutomo Robert Hori, president and CEO, Tetsuya Sanada, executive vice president and CTO, and other board members play crucial roles in formulating management strategy and in our technology development efforts. Furthermore, as president and CEO of K Laboratory Co., Ltd., Tetsuya Sanada plays another crucial role in formulating management strategy and in the technology development efforts and other business activities of the subsidiary. If we lose the services of any of our senior management staff, our business could suffer.

(2) Business Organization Growth

We will expand and amplify our organization in pace with market growth, but we may not be able to attract highly qualified staff in time. In such cases, we may not be able to achieve appropriate or sufficient personnel. Even if we succeed in hiring appropriate personnel, growth in personnel expenses may negatively impact on our business.

Furthermore, those who do not have proper skill-sets to catch up with the growth of the business may need to be educated, and it may contribute to an increase in education cost and inefficient operations. This may cause a negative impact on our business performance and its growth.

14. Risks Related to Intellectual Property

We utilize many programs in our business. These include the internal development of basic technologies offered over the Internet free of charge. Such development may infringe upon third-parties' intellectual rights.

It is difficult to foresee how intellectual property rights, including patent rights, utility model rights, trademark rights and copyrights, will be applied to content. We may inadvertently be infringing on intellectual property rights of which we are unaware. In addition, because patents can take many years to approve, there may be patent applications now pending, of which we are unaware, that will result in us infringing on their rights if these patents are approved in the future. In such cases, complaints may arise, including actions for damages or prohibition of use. We may also have to pay royalties for the use of such patents. Any infringement claim, whether meritorious or not, could result in costly litigation or cause service installation delays.

15. Risks Related to Lawsuit and Claims

We have not received any notices or complaints, and we are not subject to any actions for damages or injunctions. Although our legal section takes preventive actions, we may be subject to actions for damages. Depending upon nature of the action and upon the degree of damage, our business may suffer. The following are possible examples.

- Damages to content subscribers and wireless network operators due to failure of our or the network operators' server
- Damages to individuals due to false, indecent, obscene or offensive content
- Business troubles related to the Mobile Commerce business
- Damages to our clients due to our delay in developing systems, and system failure
- Damages to subscribers due to personal information leakage
- Damages to violation of others' properties, intellectual rights, privacy and other rights.

16. Other Risks

(1) Dividend Policy

As we have not been profitable, on annual basis, since the foundation of the Company in September 1998, we have not paid any dividends to shareholders yet. Although we realize that paying dividends to shareholders is our most important task, we may not be able to pay dividends if we do not achieve the required business results.

(2) Dilution of Share Value

We have granted three rounds of stock option rights based on the commercial code 280-19. The value of our common stock may be, theoretically, diluted when those stock option rights are exercised.

Furthermore, we are planning to introduce a proposal in the fourth shareholders' meeting on June 27, 2002, regarding the issuance of warrants as stock options.

(3) Volatility of Stock Price

The number of shares issued is small and liquidity is rather low. The volatility risk of our stock can be relatively high. Such volatility in our stock price may affect our financial / capital policy. As a result, we may not be able to achieve our financial / capital plan.

(4) Disclosure

We aim to disclose material information correctly but, due to internal delay of information and other factors, we may fail to disclose material information properly. As a result, trading in our stock may be suspended on the OTC market, or an insider transaction may occur that violates the Securities Law.

(End of the document)

Cybird's IP Contents List

As of March 31, 2002

	Content's Title	Operator	Launch Date	Subscription Fee	Information Provider	Content of Service
1	Robo☆Robo (Game)	NTT DoCoMo	i-mode 2000/5/1 i-αppli 2001/1/26	300yen / M (i-mode, i-αppli convertible)	CYBIRD Co., Ltd.	A communication game where you can take a journey through wonderland together with the intelligent electric creature "Robo☆Robo". You can have a neat and funny chat with them, which leads you to more attractions. Thanks to "i- Appli", the packet charge has been reduced to one-third or half the previous. The movement of the animation is linked to its dialogue and is displayed in full color.
2	Appli Machiuke Tokeiya-san (*Waiting Clock*)	NTT DoCoMo	i-αppli 2000/1/26	200 yen / M	CYBIRD Co., Ltd.	This attractive service enables you to use your mobile phone as a multi-function-clock. More than 300 hundreds kinds of cool analog and digital watches are available for your own display. All the watches have "Calendar Function", "Weather Forecast Function", and "TV Program Guide". This "i-αppli" content service also offers you other features such as "Original Watch Assembling Function", "Gift Delivery Function" and "Special Present Event".
3	Zenrin Keitai Map (Map & Spot Information)	NTT DoCoMo DDI POCKET	i-mode 2000/6/5 i-αppli 2001/02/06 H"LINK 2000/12/8 (Feel H" only)	(i) 300 yen / M (i-mode, i-αppli convertible) (H") 30 yen /1display, 10 yen / further display	ZENRIN Co., Ltd. CYBIRD Co., Ltd.	A mobile map service for the mobile generation, with *which you can search and display maps on the mobile* phone. The map offers you detailed city maps and road maps of the whole country. As landmarks are displayed, you can easily find your location. Furthermore, i area added the search function. With the i-αppli version, by downloading vector data, you *can scroll, rotate, enlarge and reduce the size of the map.* For Feel H", you can easily search where you are with its location info function.
4	Kensho Puzzler (Puzzle Game)	NTT DoCoMo KDDI	i-mode 2000/11/6 i-αppli 2001/1/26 ezplus 2001/12/13	300yen / M (i-mode, i-αppli convertible) (ez) 315 yen / M (tax incl.)	Sekaibunka Publishing Inc. CYBIRD Co., Ltd.	Regularly updated puzzles are distributed with opportunities to win prizes for correct answers. i-αppli enables users to enjoy "Oekaki Logic" and "Number Place" wherever they are, which were unavailable on the previous version of i-mode. The puzzles are updated twice a month and are categorized into three levels. Even you stop playing in the middle of the game, you can restart it from whatever point you stopped at.
5	Kagami Ryuji no Shinrisenseijutsu (Astrology)	NTT DoCoMo	i-mode 1999/12/1 i-αppli 2001/6/4	200yen / M (i-mode, i-αppli convertible)	CYBIRD Co., Ltd.	Kagami Ryuji produces this authentic astrology service. You can send greeting mails with future telling, and can receive personal consulting from Ryuji Kagami himself, a unique feature of this site. Furthermore, in the i-αppli version, your handset turns to an amulet watch. It also provides "Lucky Calendar".

Cybird's IP Contents List

As of March 31, 2002

	Content's Title	Operator	Launch Date	Subscription Fee	Information Provider	Content of Service
6	CoolSound (Ringing Tone)	NTT DoCoMo J-PHONE KDDI DDI POCKET	i-mode 2000/5/29 i-αppli 2001/6/4 ezweb 2000/10/31 H"LINK 2000/11/25 (Feel H" only) J-SKY 2000/12/1	(i) A:300 yen / M (i-mode, i-αppli convertible) B:100 yen / M (ez) 315 yen (tax incl.) / 10 tunes (H") Covered 30 yen / download Original 10 yen / download (J) A:300 yen / M B:100 yen / M	CYBIRD Co., Ltd.	Cool Sound offers a diverse high quality selection of "core" music, such as Techno, HipHop, Mellow Core, Mixture, R&B/Hip Hop and famous Soul & Funk etc. for calling melodies. Not only a premier downloading service for brand-new tunes of famous artists, but also special features, such as a tie-up promotion with music events and label specials are available. You can download the original melodies arranged exclusively for Cool Sound users.
7	TFM Chakushin Melody (Ringing Tone)	NTT DoCoMo J-PHONE KDDI	i-mode 2001/12/3 J-SKY 2001/9/3 ezweb 2001/10/23	(i) A:300 yen / 12 tunes B:100 yen / 3 tunes (J) A:300 yen / 12 tunes B:100 yen / 3 tunes (ez) A:315 yen / 12 tunes (tax incl.) B:105 yen / 3 tunes (tax incl.)	CYBIRD Co., Ltd. TOKYO FM Broadcasting Co.Ltd	This service offers original hit songs ranked by TFM, allowing users to download J-Pops, western musics, contemporary hit tunes and even classic hit tunes as ringing tone melodies. A daily hit chart is available from which you can downloand your current favorite. Recomended tunes provided by TFM and title songs of popular TV programs are going to be added. Checking the song list is free.
8	Prinet (Photo Communication)	NTT DoCoMo J-PHONE KDDI DDI POCKET	i-mode 2000/4/18 J-SKY 2000/8/1 ezweb 2000/9/20 H"LINK 2000/11/25 (Feel H" only)	300yen / M (ez) 315 yen (tax incl.)	CYBIRD Co., Ltd. Atlus Co., Ltd. (Content Holder)	This service enables you to send e-mails with digital photos to any of the four mobile phone services' handsets. Digital images can be sent from your PC by using Yahoo! Photo, from handsets with embedded cameras, and also from 'Pri Cla' (color print) kiosk machines. The images are automatically trimmed to the proper size for each handset's screen size.
9	Chaku Kyara! (Wall Paper Image)	NTT DoCoMo J-PHONE	J-SKY 1999/12/10 i-mode 2000/8/1 i-αppli 2001/9/17	(i) 100 yen / M (i-mode, i-αppli convertible) (J) 100 yen / 3 characters / M 200 yen / 7 characters / M	CYBIRD Co., Ltd.	Provides wallpaper images of cool, cute and funny popular characters for your mobile phone display, such as "Heidi", "Betty Boop", "X-Men", "Spider Man", "Lamb Chop", "Spawn", "Harvey Comic Classics", "Tom Tom", "Popeye", "Tintin" and "Casper" and various original designs, illustrations and animations. (Original designs are available only for J-PHONE service.)
10	Cool Screen (Wall Paper Image)	NTT DoCoMo	i-mode 2000/2/1 i-αppli 2001/8/6	100 yen / M (i-mode, i-αppli convertible)	CYBIRD Co., Ltd.	Provides "cool" wallpaper images for your mobile phone display. You can select ones from the genre of "Pictogram", "Oriental", "Typography" and others. Thanks to "i-αppli", you can save on the packet charge. In addition, you can attach your favorite images to your e-mail.
11	Machiuke Tsukuro ♪ (Wall Paper Image)	NTT DoCoMo	i-mode 2000/10/2	200yen / M	CYBIRD Co., Ltd.	A service for designing your original wallpaper images. This service consists of three menus: greetings, photos and illustrations. Not only can you create original wallpapers and save up to 10 pieces of your favorites in the " card folder ", but also send them with e-mail messages. Every subscriber receives a complimentary original image.

Cybird's IP Contents List

As of March 31, 2002

	Content's Title	Operator	Launch Date	Subscription Fee	Information Provider	Content of Service
12	Shimizu Chinami to iOL iinkai shuppankyoku (Information & Community)	NTT DoCoMo	i-mode 2000/10/2	200 yen / M	Fuso Publishing Inc. CYBIRD Co., Ltd.	A communication site for OLs (office ladies), where OLs can discuss frankly about everything associated with their work, romance and harassment. Distinguished pieces are collected and published as well as announced in the site.
13	i Takarazuka Kageki / J Takarazuka Kageki (Information & Community)	NTT DoCoMo J-PHONE	i-mode 2001/1/22 i-αppli 2001/7/2 J-SKY 2001/11/1	300yen / M (i-mode, i-αppli convertible) (J)	Hankyu Corporation CYBIRD Co., Ltd.	The information about the famous women revue show is available. Not only can you get information about the show and other events, but also download the images of star actresses onto your screen. Popular tunes in the play can be downloaded as ring tone melodies, images of star actresses are ready to send through mobile internet, etc. i-αppli service is also available.
14	Wine-Wine (Information & Shopping)	NTT DoCoMo	i-mode 2000/6/1	300yen / M	CYBIRD Co., Ltd. ENOTECA S.p.A. (Content Provider)	Mobile-Commerce site, where you can search and purchase your favorite wine anytime, anywhere. This site serves as a wine guide book as well, and you can send wine to your friends. It also offers tasting comments provided by 'Winart', a wine magazine, the recommended bottle of the week, wine toto, wine fortune telling and other services. This site is regarded as an comprehensive information site for wine.
15	Popteen-Net (Information)	NTT DoCoMo	i-mode 2000/7/3	190yen / M	CYBIRD Co., Ltd. Kadokawa Haruki Corporation (Content Provider)	Information and communication site for teen' s and early 20' s girls, providing the laterst fashion information, taken from from a magazine 'Popteen'. The site provides 'Pop Information' and also 'Pop Astrology' and private information about 'Pop celebrities' featured in the magazine. Thanks to the "i- Appli" viewer, searching for screen savers has become easier. It also saves on packet fees.
16	Stardust i-web (Information)	NTT DoCoMo	i-mode 2000/2/1	300yen / M	CYBIRD Co., Ltd. Stardustnet, Inc. (Content Provider)	Stardust Production, one of the biggest artist' s production companies, presents this site. The site offers information about actresses and other celebrities. Rare photos of those celebrities are available only on this site. Thanks to "i- Appli" viewer, searching screen savers became easier. It also saves packet fee.
17	Nami Densetsu (Surf Information)	NTT DoCoMo	i-mode 1999/2/1 i-αppli 2001/6/4	300yen / M (i-mode, i-αppli convertible)	CYBIRD Co., Ltd. Surflegend, Inc. (Content Provider)	The site provides wave and weather information on 200 domestic and 40 international surf spots. "How to Surf", an instruction information, shop information, tour information, competition information, guidance for bodyboarders and image downloading service are also available. Brand logos of popular brand among surfers and bodyboaders, such as "Reef" and "Billabong", can be downloaded as a screensaver clock and it automatically updates the wave conditions. With imotion, motion picture of surf brands, surf movies can be enjoyed, in addition to the motion picture of real time wave conditions.

Cybird's IP Contents List

As of March 31, 2002

	Content's Title	Operator	Launch Date	Subscription Fee	Information Provider	Content of Service
18	Tsuriking (Fishing Information)	NTT DoCoMo KDDI	i-mode 2000/5/1 ezweb 2000/9/13	300yen / M (ez) 315 yen (tax incl.)	CYBIRD Co., Ltd. Tsuribitosha Co., Ltd. (Content Provider)	Daily fishing information site. It provides weather, wave, new fishing products, catch of fish and events information. It covers all the fishing area; sea, river and lake. Especially, editors' information from various fishing magazines is worth reading.
19	TV Panic Game Store (Information & Shopping)	NTT DoCoMo KDDI	i-mode 2000/2/1 ezweb 2000/10/3	Free	MEIKYOSHA Co., Ltd. CYBIRD Co., Ltd.	Mobile-Commerce site, where you can book and purchase your favorite game software from vast lineups of old and new games. You can buy even the most popular one by booking it before its release. Your purchases are delivered to your home. Rankings and other game information are also available on this site. The number one game shop chain, TY Panic, provides the service.
20	Neko no Jikan (Information & Community)	NTT DoCoMo	i-mode 1999/12/10	200 yen / M	CYBIRD Co., Ltd.	Information and communication site for cat lovers. It covers Q&A, health check-up, fortune telling, IQ test, games, message board and poems on cats.
21	Anata no Nedan? (Personality Quize) For ezweb, Anata no Nedan? DX	NTT DoCoMo KDDI	i-mode 2000/8/1 ezweb 2000/7/5	(i) 100yen / M (ez) 1 - 210yen (tax incl.) / M 2 - 52 yen (tax incl.) / download	CYBIRD Co., Ltd.	"I must be a more valuable person than those guys…!?" This service evaluates and ranks you according to your answers to a weekly questionnaire. There are many more services, such as a matching evaluation game for couples, a partner evaluation game and so on, that can be enjoyed at parties. It also provides an e-mail exchange service for those whose rankings are close.
22	i-mode Benri Dial (Phone book)	NTT DoCoMo	i-mode 1999/2/22	Free	CYBIRD Co., Ltd.	Emergency information site, which provides information on nighttime clinic, losing credit card, lost and found, traffics, airline flights, etc.
23	i-mode Benri Memo (Fingertip Directory)	NTT DoCoMo	i-mode 1999/2/22	Free	CYBIRD Co., Ltd.	Daily information site, which offers postage data, stamp duty rules, world clocks and event schedules. This site comes with a handy automatic weight and measure conversion and age conversion functions.
24	Shiotsuki Yaeko no Kankon Sosai Jiten (Fingertip Directory)	NTT DoCoMo	i-mode 1999/2/22	Free	CYBIRD Co., Ltd.	This site is filled with useful information on formal occasions, like funeral, wedding and other ceremonies. The information varies from basic information about greetings to minor courtesies, like how to wrap the gift envelope.

Cybird's IP Contents List

As of March 31, 2002

	Content's Title	Operator	Launch Date	Subscription Fee	Information Provider	Content of Service
25	@Baka Games! (Game Collection)	NTT DoCoMo	i-αppli 2002/03/04	300yen / M	CYBIRD Co., Ltd.	Bunch of goofy and fun games. The service offers event promotions as well as a collection of games. What games you happen to find in the collection depends on fate! Ranking of games by users makes this collection ,more interesting than lists. You can send games to your friends and have a good time playing them together.
26	Nandemo Shindan (Personality Quiz)	J-PHONE	J-SKY 1999/12/10	300yen / M	CYBIRD Co., Ltd.	Offers more than 200 interesting diagnoses. 3 tests are newly added weekly. They varies from daily find-yourself questions to stress test. Greeting cards with diagnosis for friends are also available.
27	My Doctor (Fingertip Directory)	J-PHONE	J-SKY 1999/12/10	Free	CYBIRD Co., Ltd.	Provides information on various deceases and symptoms. "Symptoms Explanation", "First-aids" and "Hospital Search" are available.
28	Saikyo no Kaigai Joho (Travel Information)	J-PHONE	J-SKY 1999/12/10	300 yen / M	CYBIRD Co., Ltd.	Offers basic overseas information for travelers from currency rate to risk index. The information is regularly updated by using travel agencies, embassies and various news sources. It offers quiz, which you have a chance to win the overseas trip.
29	Super Tarot Uranai (Fortune-telling) For ezplus, Ultra Tarot Uranai	J-PHONE KDDI	J-SKY 1999/12/10 ezweb, ezplus 2001/7/10	(J) 200 yen / M (ez) 210yen (tax incl.) / M (ezweb, ezplus convertible)	CYBIRD Co., Ltd.	Ryuji Kagami produces this Tarot service. His supports are available for your destiny, love life, studies and business in future. The cards for J-SKY are provided by the famous French painter, Pablo Parace. ezweb's cards, by Maki Kubo and Brian Williams.
30	Mademoiselle Ai, Ai no Hoshiuranai (Horoscope)	J-PHONE	J-SKY 2000/9/1	200 yen / M	CYBIRD Co., Ltd.	Supervised by Mademoiselle Ai, a leading Japanese astrologer, this site provides you a detailed horoscope. Based on the movement of the planets and your birth date, you can get accurate data about; destiny, love life and so on.
31	Keigoe Tsukuro ♪ (Ringing Tone)	NTT DoCoMo J-PHONE	i-mode 2000/5/4 J-SKY 2001/12/3	(i) 200 yen / M (J) 200 yen / M	CYBIRD Co., Ltd.	For those who are not content with existing ringtone, this service allows you to create your own ring tone just by typing letters. You can e-mail the ring tone to your friends, and put them on BBS. You can enjoy the service in various ways. Tone of the voice can be changed.
32	Himitsu no Denwacho (Personal phone book)	J-PHONE	J-SKY 1999/12/10	Free	CYBIRD Co., Ltd.	This service enables you to save your phone directory data on a server, not to lose or damage data on your phone. Your (secret) data are, of course, not accessible from other users.
33	Odekake Denwacho (Fingertip Directory)	J-PHONE	J-SKY 1999/12/10	Free	CYBIRD Co., Ltd.	A telephone book, which provides necessary information when going out and also contains nationwide telephone numbers. You only have to select a number to dial it.

Cybird's IP Contents List

As of March 31, 2002

	Content's Title	Operator	Launch Date	Subscription Fee	Information Provider	Content of Service
34	Digital Tokoro-san 3D Town (Wall Paper Image)	J-PHONE	Java™ appli 2002/1/15	300 yen / M	CYBIRD Co., Ltd.	Tokoro-san, a popular TV celebrety, appears on the handset screen when you receive calls and e-mail. Two kinds of applets are available: one offers you a 3D figure which you can manipulate, and another offers you a golfing Tokoro-san, who starts his golf swing when the call comes in and finishes it after the call is over.
35	@Chaku Kyara Club (Wall Paper Image)	KDDI DDI POCKET	H"LINK 1999/11/10 ezweb 2000/6/1	(ez) 100 yen (tax incl.) / character / M 100 yen (tax incl.) / character / M (original character) (H") Color: 100 yen / character / M 100 yen / M (original character) Black & White: 30 yen / download (famous characters) 10 yen / download (original characters)	CYBIRD Co., Ltd.	Provides wallpaper images of unique popular characters from TV series and movies for your mobile phone display. Characters vary from "Heidi", "Betty Boop", "X-Men", "Lamb Chop", "Hell Boy", "Harvey Comic Classics", "Popeye", "Tom Tom", "Tintin" and "Casper" to original images designed by newly-risen artists.
36	@Chaku Kyara Benri Tokei (Waiting Clock)	KDDI	ezplus 2001/7/4	210yen (tax incl.) / M	CYBIRD Co., Ltd.	The ezplus version of "@Chaku Kyara Club", which features a waiting clock with various characters, such as "Heidi", "Lamb Chop", "Casper", etc. It also provides games, special clock with calendar and a note pad to which you can attach cute icons. Your handset screen becomes your unique one.
37	Mini-game ☆ Tengoku (Game)	KDDI	ezplus 2001/8/16	315yen (tax incl.) /M	CYBIRD Co., Ltd.	The ultimate game site, which is compatible with ezplus. You can download various tiny games as you like. The lineup of games is to increase from time to time. Your ideas and suggestions about games are always welcome at this site.
38	Idoru to Koisiyo ♪ (Game)	KDDI	ezweb 2001/10/11 ezmovie 2001/12/03	315yen (tax incl.) /M (*ezweb, ezmovie)	CYBIRD Co., Ltd.	This is a love story drama that mobile phone users can experience personally. Users can have virtual relationships with celebrities. You can enjoy the pictures of celebrities encountered in the dramas. With ezmovie-compatible mobile phones, motion pictures are also available.
39	CINEMA IMAGICA (Movie Information)	KDDI	ezweb 2001/12/04 ezmovie 2001/12/04	Free	CYBIRD Co., Ltd. IMAGICA Corp. (Content Provider)	Users can now watch new movie trailers with "ezmovie". This is a new-generation content that is completely different from the existing movie information sites. Allowing users to view movie trailers anytime and anywhere, Cinema Imagica can help you to choose which movie you should see when you are already on the road. Cinema Imagica gives users a totally new cinema life experience. Its wide range of new movie information makes the site a must-see for even those who have mobile phones without the "ezmovie" function!

Cybird's IP Contents List

As of March 31, 2002

	Content's Title	Operator	Launch Date	Subscription Fee	Information Provider	Content of Service
40	@AJA Chattomo (Chat & Community)	KDDI	ezplus 2001/7/5	210yen (tax incl.) / M	CYBIRD Co., Ltd.	You can make friends by hobbies and age groups, and easily enjoy instant message exchanges and chatting. You can select one screen version from two choices; "Character Version" and "Cool Version", both of which are equipped with waiting clocks.
41	@AJA (Community)	J-PHONE KDDI DDI POCKET	H"LINK 1999/4/2 ezweb 2000/2/1 J-SKY 2000/9/1	(J) 300 yen /M (ez) 300 yen (tax incl.) /M (H") 10 yen / download	CYBIRD Co., Ltd.	A community site, which provides bulletin boards etc., and helps you make e-mail friends easily. For H"LINK users, this interactive communication also provides daily entertainment, such as today's jinx, horoscope and jokes.
42	@AJA Mypage (Web building & Community)	J-PHONE KDDI DDI POCKET	J-PHONE 2000/9/1 ezweb 2001/11/15 H"LINK 2000/12/1 (Feel H" only)	(J) 200 yen / M (ez) 210yen (tax incl.) / M (H") 150 yen (initial fee) 10 yen / mail, download	CYBIRD Co., Ltd.	You can build your private home page with this service. It helps you to build your free page, bulletin board, visitor counter etc. It offers you more than 100 illustrations which decorate your site. You can communicate with those who share the same hobbies.
43	@AJA Toko Paradise (Community)	KDDI	ezweb 2000/12/14	(ez) 157 yen / M	CYBIRD Co., Ltd.	Bulletin boards, which rank and introduce contributions according to readers' voting weekly. Winning contributors are entitled to win prizes. Weekly topics include "Miserable Experience", "Girls' Talk", etc.
44	Surf Go! Go! (Surf Information)	DDI POCKET	H"LINK 1999/6/1	10 yen / min.	CYBIRD Co., Ltd.	Surf Go! Go! Is a surfer's information service, covering the needs of both beginners and advanced surfers.

Note: There are 7 minor contents which are not included in this list.

CYBIRD's Principal Marketing Solutions
(4th Quarter, FY2002/3)

As of March 31, 2002

Client	Type of Contract	Overview
Famima.com Co., Ltd.	Planning Development Operation	Development and operation of "Famima J" Operation of "Famima i"
		Development and operation of the Order System and Ticket Reserving System
Meikyosha Co., Ltd.	Development Operation Revenue Sharing	Operation for Mobile-Commerce site, "TV Panic" Revenue sharing contract
Zenrin Co., Ltd.	Planning Development Operation Revenue Sharing	Ooperation of "Zenrin Mobile Map" site.
Dentsu Inc.	Sales Representative Contract	Dentsu granted exclusive sales representative contract to act as sales agency for 'Sugu Mail™'
E-NET Co.,Ltd.	Planning Development	Making map information service accessible to mobile phones, and planning and development of "E-Net" mobile site for The Tokyo Electric Power Company,Incorporated
TEPCO SYSTEMS CORPORATION	Planning Development	Planning and development of mobile service system for i-mode

New Organizational Structure (CYBIRD)

April 1, 2002


Internal Auditing Department
1 person
President & CEO
Board of Directors
Board of Cooperate Auditors
Mobile Contents Division
100 people
Marketing Solution Division
23 people
EC Department
4 people
International Business Department
6 people
Strategic Technology Planning Department
5 people
Corporate Planning Department
3 people
Public Relations Department
2 people
Legal & Corporate Affairs Department
11 people
Finance Department
6 people

<Translation>

CYBIRD®

News Release

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
4-3-20, Toranomon, Minato-ku, Tokyo

Contacts: Tomosada Yoshikawa
Senior Vice President
Hiroshi Shigematsu
Investor Relations
81-3-3431-0111

Notice of Resolution to Grant Stock Options

On May 24, 2002, the board of directors of Cybird Co., Ltd. approved the submission of a resolution to grant stock options (subscription-rights) based on the Japanese Commercial Code clause 20 and 21, article 280, to the general shareholders meeting on June 27, 2002.

1. Purpose of Granting Stock Options
   We aim to further improve the motivation and commitment of our management and employees to achieve better corporate performance as well as to contribute to shareholders' profit through increased corporate value.

2. Overview of Stock Options
   (1) Type of Stocks for which the Stock Options are granted
   Not more than 800 common stocks of Cybird Co., Ltd in total.
   (2) Total Number of Options to Be Issued
   Not more than 800 units in total.
   One option is the subscription right for one share.
   However, in the case that Cybird conducts a stock-split or split-down after the issuance of the options, the number of shares to be issued per option will be adjusted in proportion to the split or split-down. Fractions will be rounded down. In case the number of shares to be issued per option falls to zero due to the adjustment, no adjustment will be made.
   Furthermore, if capital stock reductions, mergers and acquisitions or corporate spin-offs occur, the number of shares to be issued per option will be adjusted in accordance with reasonable calculations.
   (3) Issue Price of Stock Option
   Gratuitous Issuance
   (4) Total Amount to Be Paid When Executing Options
   The total amount is calculated by multiplying the Exercise Price by the number of shares to be issued on exercise of the options.
   The exercise price of the subscription right granted by this stock option is the average of the closing prices of each business day (Except for days when no trading of Cybird stock occurred.) of common stock of Cybird announced by the Japan Securities Dealers Association during the previous month of the date the subscription rights are actually given, rounding up fractions less than one Japanese yen.

Exhibit 2

<Translation>

In the case that the following events occur after the date that the options are granted, the exercise price will be adjusted accordingly.

a) If Cybird issues new stock at a price below market value (other than the execution of convertible bond, or subscription-rights based on the Japanese Commercial Code clause 19, article 280 before the revision of the Code on April 1, 2002), the execution price of the subscription rights will be adjusted by the following formula, rounding up fractions less than one Japanese yen.

$$\text{Price par Share Adjusted} = \text{Price par Share before Adjustment} \times \frac{\text{Number Of Existing Shares} + \dfrac{\text{Number of Shares Newly Issued} \times \text{Paid in Capital per Shares}}{\text{Price before New Issuance or Capital Stock Reduction}}}{\text{Number of Existing Shares} + \text{Number of Shares Newly Issued}}$$

"Number of Existing Shares" does not include treasury stock. With a "Capital Stock Reduction", the number of shares reduced is applied to this formula in place of "Number of Existing Shares".

b) If a stock split or split-down is made after the date that the subscription-rights are granted, the execution price of the subscription rights is adjusted in proportion to the split or split-down, rounding up the fractions less than one Japanese yen.

c) If a capital stock reduction, merger and acquisition or corporate spin-off is carried out, the number of shares to be granted is adjusted in accordance with reasonable calculations.

(5) Exercise Period of Stock Options
From September 1, 2004 to August 31, 2008.

(6) Other Terms and Conditions of Exercise of Stock Options
Option holders cannot partially exercise their options. Further details are defined in the contracts between Cybird and each person granted options.

(7) Reduction of Stock Options
Cybird can cancel the options that it owns without payment at anytime.

3. Terms and Conditions of Granting of Stock Options

The number of options granted is determined by the board of directors, in accordance with position in the company and contributions made toward CYBIRD's consolidated results.

When granting options, contracts shall be concluded between Cybird and each option holder, so as to fix the rational terms and conditions that reflect the objectives of the issuance of the options as follows.

(Terms and Conditions of Contract between Cybird and Option Holders)

(1) No transfers, redemptions and other disposals are permitted.

(2) In the case of the death of option holders, their inheritors may inherit and exercise the options. The number of options exercised and exercise period may be restricted by the contracts between Cybird and the decreased. The inheritors may be subject to returning the options to Cybird.

(3) In the case of the following events, the stock option holders are subject to returning the options to Cybird.

a) When option holders loose their status as the directors or employees of Cybird, or as supporters.

b) When option holders violate company regulations, or when CYBIRD judges that it is no longer appropriate that they remain stock option holders in terms of the objectives of granting options.

(4) Other instances regarding the return of options to the company or limitations on exercise of options are determined by the contracts between Cybird and each director or employee to whom stock options are granted.

* The items described above are contingent upon the approval of the resolution of granting stock options at the general shareholders meeting planned on June 27, 2002.